QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 99.2

Execution Copy

        9,005,000 Shares

VASOGEN INC.

Common Shares
(without nominal or par value)

PLACEMENT AGENT AGREEMENT

January 27, 2005

SG COWEN & CO., LLC
NEEDHAM & COMPANY, INC.
A.G. EDWARDS & SONS, INC.
c/o SG Cowen & Co., LLC
1221 Avenue of the Americas
New York, New York 10020

Dear Sirs:

        Vasogen Inc., a corporation continued under the Canada Business Corporations Act (the "Company"), proposes to sell to the Purchasers (as defined below), pursuant to the terms of this Placement Agent Agreement (this "Agreement") and the Subscription Agreements in the form of Exhibit A attached hereto (the "Subscription Agreements") entered into with the purchasers identified therein (each a "Purchaser" and, collectively, the "Purchasers"), an aggregate of 9,005,000 common shares, without nominal or par value (the "Common Shares"), of the Company. The aggregate of 9,005,000 common shares so proposed to be sold is hereinafter referred to as the "Shares." The Company hereby confirms its agreement with the placement agents named in Schedule I attached hereto (the "Placement Agents"). SG Cowen & Co., LLC is acting as the representative of the Placement Agents and in such capacity is hereinafter referred to as the "Representative." Certain terms used herein are defined in Section 13 hereof.

        The Company has prepared and filed with the securities regulatory authorities (the "Canadian Commissions") in each of the provinces and territories of Canada (the "Provinces") a final short form base shelf prospectus dated October 23, 2003 relating to the offering of up to US$100,000,000 aggregate initial offering price of Common Shares (together with any documents incorporated therein by reference, any supplements or amendments thereto and with the French language translation thereof, the "Canadian Base Prospectus") in accordance with applicable securities legislation of the Provinces and the rules, regulations, blanket rulings, orders and notices made thereunder and the local, uniform and national published policies adopted by the Canadian Commissions (collectively, as applied and interpreted, the "Canadian Securities Laws"). The Company has prepared the Canadian Base Prospectus pursuant to National Instruments 44-101 Short Form Prospectus Distributions and 44-102 Shelf Distributions (the "Shelf Procedures"). The Company has obtained from the Ontario Securities Commission an MRRS Decision Document for the Canadian Base Prospectus for and on behalf of itself and each of the other Canadian Commissions pursuant to National Policy 43-201 Mutual Reliance Review System for Prospectuses and Annual Information Forms (a "Final Receipt").

        The Company has also prepared and filed with the U.S. Securities and Exchange Commission (the "Commission") pursuant to the Canada/U.S. Multi-Jurisdictional Disclosure System adopted by the Canadian Commissions and the Commission (the "MJDS"), a registration statement on Form F-10 (Registration No. 333-109782) registering the offering and sale of the Shares under the U.S. Securities Act of 1933, as amended (together with the rules and regulations thereunder, the "Securities Act"), including the Canadian Base Prospectus in the English language (together with any documents incorporated therein by reference, any supplements or amendments thereto and with such deletions therefrom and additions or changes thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission) (the "U.S. Base Prospectus"). The Company has also prepared and filed with the Commission an Appointment of Agent for Service of Process and Undertaking on Form F-X (the "Form F-X") at the time of the initial filing of the Registration Statement (as defined below).

        In addition, the Company will prepare and file, as promptly as possible and in any event within two Business Days of the execution and delivery of this Agreement, (i) with the Canadian Commissions, in accordance with the Shelf Procedures, a prospectus supplement setting forth the Shelf Information (as defined below) (including any documents incorporated therein by reference and any supplements or amendments thereto, the "Canadian Prospectus Supplement"), and (ii) with the Commission, in accordance with General Instruction II.L of Form F-10, the Canadian Prospectus Supplement (with such deletions therefrom and additions or changes thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission, the "U.S. Prospectus Supplement"). The information, if any, included in the Canadian Prospectus Supplement that is omitted from the Canadian Base Prospectus for which a Final Receipt has been obtained from the Canadian Commissions, but that is deemed under the Shelf Procedures to be incorporated by reference into the Canadian Base Prospectus as of the date of the Canadian Prospectus Supplement, is referred to herein as the "Shelf Information."

        The registration statement on Form F-10, including the exhibits thereto and the documents incorporated by reference therein, as amended or supplemented in connection with the execution and delivery of this Agreement is herein called the "Registration Statement." The term "U.S. Prospectus" shall refer to the U.S. Base Prospectus, as supplemented by the U.S. Prospectus Supplement, including the documents incorporated by reference therein. Any reference to any amendment or supplement to the Registration Statement or the U.S. Prospectus shall be deemed to refer to and include any documents filed with the Canadian Commissions and the Commission after the effectiveness of such Registration Statement or the date of such U.S. Prospectus and prior to the termination of the offering and which are incorporated by reference in such Registration Statement or U.S. Prospectus. The term "Canadian Prospectus" shall refer to the Canadian Base Prospectus, as supplemented by any Canadian Prospectus Supplement, including the documents incorporated by reference therein. Any amendment to the Canadian Prospectus, and any amended or supplemented prospectus or auxiliary material, information, evidence, return, report, application, statement or document that may be filed by or on behalf of the Company under the Canadian Securities Laws prior to the Closing Date (as defined in Section 3 hereof) or, where such document is deemed to be incorporated by reference into the Canadian Prospectus, prior to the expiry of the period of distribution of the Shares, is referred to herein collectively as the "Supplementary Material." The U.S. Prospectus and the Canadian Prospectus are hereinafter collectively sometimes referred to as the "Prospectuses."

        1.     AGREEMENT TO ACT AS PLACEMENT AGENTS; PLACEMENT OF SECURITIES.    On the basis of the representations, warranties and agreements of the Company herein contained, and subject to all the terms and conditions of this Agreement:

          (a)   The Company hereby authorizes the Placement Agents to act as its exclusive agents to solicit offers for the purchase of all or part of the Shares from the Company in connection with the proposed offering of the Shares (the "Offering"). Until the Closing Date (as defined in Section 3 hereof), the Company shall not, without the prior consent of the Representative, solicit or accept offers to purchase Shares otherwise than through the Placement Agents.

          (b)   The Placement Agents agree, as agents of the Company, to use their best efforts to solicit offers to purchase the Shares from the Company on the terms and subject to the conditions set forth in the Prospectuses. The Placement Agents shall make commercially reasonable efforts to assist the Company in obtaining performance by each Purchaser whose offer to purchase Shares has been solicited by the Placement Agents and accepted by the Company, but the Placement Agents shall not, except as otherwise provided in this Agreement, be obligated to disclose the identity of any potential purchaser or have any liability to the Company in the event any such purchase is not consummated for any reason. Under no circumstances will the Placement Agents be obligated to purchase any Shares for their own accounts and, in soliciting purchases of Shares, the Placement Agents shall act solely as the Company's agents and not as principals. Notwithstanding the foregoing and except as otherwise provided in Section 1(c), it is understood and agreed that the Placement Agents (or their affiliates) may, solely at their discretion and without any obligation to do so, purchase Shares as principals.

          (c)   Subject to the provisions of this Section 1, offers for the purchase of Shares may be solicited by the Placement Agents as agents for the Company at such times and in such amounts as the Placement Agents deem advisable. Each Placement Agent shall communicate to the Company, orally or in writing, each reasonable offer to purchase Shares received by it as agent of the Company. The Company shall have the sole right to accept offers to purchase the Shares and may reject any such offer, in whole or in part. Each Placement Agent shall have the right, in its discretion reasonably exercised, without notice to the Company, to reject any offer to purchase Shares received by it, in whole or in part, and any such rejection shall not be deemed a breach of its agreement contained herein.

          (d)   The purchases of the Shares by the Purchasers shall be evidenced by the execution of the Subscription Agreements by each of the parties thereto.

          (e)   As compensation for services rendered, on the Closing Date (as defined in Section 3 hereof) the Company shall pay to the Placement Agents by wire transfer of immediately available funds to an account or accounts designated by the Representative, an aggregate amount equal to six percent (6%) of the gross proceeds received by the Company from the sale of the Shares on such Closing Date.

          (f)    No Shares which the Company has agreed to sell pursuant to this Agreement shall be deemed to have been purchased and paid for, or sold by the Company, until such Shares shall have been delivered to the Purchaser thereof against payment by such Purchaser. If the Company shall default in its obligations to deliver Shares to a Purchaser whose offer it has accepted, the Company shall indemnify and hold the Placement Agents harmless against any loss, claim or damage arising from or as a result of such default by the Company.

        2.     REPRESENTATIONS AND WARRANTIES OF THE COMPANY AND ITS SUBSIDIARIES.    The Company represents and warrants to, and agrees with, the Placement Agents and the Purchasers that:

          (a)   The Company is a "foreign private issuer" (as defined in Rule 405 under the Securities Act) and meets the requirements for use of Form F-10 under the Securities Act and is eligible for the use of a short form prospectus, the Shelf Procedures and the MJDS provided under the Canadian Securities Laws; a Final Receipt has been obtained from the Canadian Commissions in respect of the Canadian Base Prospectus, and no order suspending the trading or distribution of the Shares has been issued by the Canadian Commissions and no proceedings, for that purpose, have been instituted or are pending or, to the Company's knowledge, are contemplated by any Canadian Commissions; no stop order suspending the effectiveness of the Registration Statement has been issued by the Commission and no proceedings for that purpose have been instituted or are pending or to the Company's knowledge, are contemplated by the Commission; the Registration Statement, including a U.S. Base Prospectus and such amendments to such Registration Statement as may have been required to the date of this Agreement, has been prepared by the Company under the provisions of the Securities Act and has been filed with the Commission; pursuant to Rule 467(a) under the Securities Act, the Registration Statement became effective on October 24, 2003 (the "Effective Date"); copies of the Registration Statement, including amendments thereof, have been delivered to the Placement Agents, other than the Canadian Prospectus Supplement and U.S. Prospectus Supplement, which will be filed as required by applicable law; on the Closing Date, there will be no reports or information that, in accordance with the requirements of the Canadian Securities Laws, must be filed or made publicly available in connection with the listing of the Shares on the Toronto Stock Exchange ("TSX") (other than routine post-closing filings) that have not been filed or made publicly available as required, other than the Canadian Prospectus Supplement and U.S. Prospectus Supplement, which will be filed as required by applicable law; there are no documents required to be filed with the Canadian Commissions in connection with the Canadian Base Prospectus, the Canadian Prospectus Supplement or the Canadian Prospectus that have not been filed as required.

          (b)   On the Effective Date, the date the Canadian Prospectus Supplement is first filed with the Canadian Commissions and the date the U.S. Prospectus Supplement is first filed with the Commission, at all subsequent times through and including the Closing Date and prior to the expiry of the period of distribution of the Shares (A) the Canadian Prospectus, together with any Supplementary Material, did and will comply with the requirements of the Canadian Securities Laws pursuant to which it has been filed and did and will provide full, true and plain disclosure of all material facts (as defined in the Canadian Securities Laws) relating to the Company and its Subsidiaries (as defined below) (taken as a whole) and to the Shares and did not and will not contain any misrepresentation (as defined in the Canadian Securities Laws), (B) the U.S. Prospectus did and will conform to the Canadian Prospectus except for such deletions or changes therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations (the "Rules and Regulations") of the Commission promulgated under the Securities Act, (C) the Registration Statement (as amended or as supplemented if the Company shall have filed with the Commission any amendment or supplement thereto), including the financial statements included therein, and the Form F-X did or will comply with all applicable provisions of the Securities Act, (D) the Registration Statement or any such amendment or supplement did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein and (E) the U.S. Prospectus did not and will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein in light of the circumstances under which they were made, not misleading, provided however, that the foregoing representations and warranties in this Section 2(b) do not apply to any statements or omissions made in reliance on and in conformity with information solely relating to any Placement Agent and furnished in writing to the Company by any of the Placement Agents specifically for inclusion in the Registration Statement, the U.S. Prospectus or the Canadian Prospectus, which information the parties hereto agree is limited to the Placement Agents' Information as defined in Section 15; neither the Company nor any of its directors and officers has distributed and none of them will distribute, prior to the later of (i) the Closing Date (as defined in Section 3 hereof) and (ii) the completion of the distribution of the Shares, any offering material in connection with the offering or sale of the Shares other than the Registration Statement, the U.S. Prospectus, the Canadian Prospectus or other materials, if any, permitted by the Securities Act and the Canadian Securities Laws; the documents that are incorporated by reference in the Canadian Prospectus, when they were or are filed with the Canadian Commissions, conformed or will conform, respectively, in all material respects with the requirements of the Canadian Securities Laws, none of such documents contained or will contain any untrue statement of a material fact or omitted or will omit to state a material fact in order to make the statements therein not misleading.

          (c)   The Company has been continued and is existing as a corporation under the Canada Business Corporations Act (the "CBCA"), with full corporate power and authority to own, lease and operate its properties and conduct its business as described in the Registration Statement and the Prospectuses, to execute and deliver this Agreement and to issue, sell and deliver the Shares as contemplated herein. The Company is qualified to do business and is in good standing in the Province of Ontario, such province being the only jurisdiction where the ownership or leasing of its properties or the conduct of its business requires such qualification, except where the failure to be so qualified and in good standing would not have, singularly or in the aggregate, a material adverse effect on the condition (financial or otherwise), results of operations, business, properties or prospects of the Company and its Subsidiaries taken as a whole (a "Material Adverse Effect").

          (d)   The Company has no Subsidiaries other than those listed in Schedule 2(d). Other than the capital stock of the Subsidiaries or as described in the Registration Statement and the Prospectuses, the Company does not own, directly or indirectly, any shares or any other equity or long-term debt securities of any corporation or have any equity interest in any firm, partnership, joint venture, association or other entity; complete and correct copies of the articles of incorporation and by-laws of the Company, including all amendments thereto, and complete and correct copies of the incorporating and governing documents of the Subsidiaries, including all amendments thereto, have been delivered to you, and no changes therein will be made subsequent to the date hereof and prior to the Closing Date; the Subsidiaries have been incorporated and are existing as corporations or other legal entities under the laws of their respective jurisdictions of incorporation, with full power and authority to own, lease and operate their properties and to conduct their business as currently conducted or proposed to be conducted; the Subsidiaries are duly qualified to do business as foreign corporations in each jurisdiction where the ownership or leasing of their properties or the conduct of their business requires such qualification, except where the failure to be so qualified and in good standing would not, individually or in the aggregate, have a Material Adverse Effect; all of the outstanding share capital or other equity interests of the Subsidiaries have been duly authorized and validly issued, are fully paid and non-assessable and are owned by the Company subject to no security interest, other encumbrance or adverse claims ("Liens"); and no options, warrants or other rights to purchase, agreements or other obligations to issue or other rights to convert any obligation into share capital or other equity interests in the Subsidiaries are outstanding.

          (e)   The Shares to be issued and sold by the Company hereunder and under the Subscription Agreements have been duly and validly authorized and, when issued and delivered against payment therefor as provided herein, will be duly and validly issued, fully paid and nonassessable and free of any preemptive or similar rights. The share capital of the Company, including the Shares, conforms in all respects to the description thereof contained in the Registration Statement and the Prospectuses; the certificates for the Shares are in due and proper form and conform to the requirements of the CBCA, the articles of incorporation of the Company and applicable requirements of the TSX and the National Association of Securities Dealers Automated Quotation National Market System ("Nasdaq") or have been otherwise approved by the TSX and Nasdaq; and the holders of the Shares will not be subject to personal liability by reason of being such holders.

          (f)    The Company has an authorized capitalization as set forth in the Registration Statement and the Prospectuses; all of the issued and outstanding share capital of the Company, including the Common Shares, has been duly authorized and validly issued and is fully paid and non-assessable and except as set forth in the Registration Statement and the Prospectuses and except for 952 deferred share units granted pursuant to the directors' deferred share unit and stock plan since November 30, 2004, and the issuance of 64,230 Common Shares upon the exercise of options, warrants or other rights since November 30, 2004, no options, deferred share units, warrants or other rights to purchase, agreements or other obligations to issue, or rights to convert any obligations into or exchange any securities for, share capital of the Company are outstanding except that since November 30, 2004, 56,340 options to purchase Common Shares granted pursuant to the Company's option plans have expired; the outstanding share capital of the Company has been issued in compliance with all federal, provincial and state securities laws and with the rules of any exchange on which they trade and was not issued in violation of any preemptive right, resale right, right of first refusal or similar right.

          (g)   The Company has the full right, power and authority to enter into this Agreement and each of the Subscription Agreements and to perform and to discharge its obligations hereunder and thereunder; and each of this Agreement and each of the Subscription Agreements has been duly authorized, executed and delivered by the Company, and constitutes a valid and binding obligation of the Company enforceable in accordance with its terms except as the enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to or affecting the rights and remedies of creditors or by general equitable principles and to the extent that rights to indemnity may be limited by applicable law.

          (h)   The execution, delivery and performance of this Agreement and the Subscription Agreements by the Company and the consummation of the transactions contemplated hereby and thereby will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound or to which any of the property or assets of the Company or any of its Subsidiaries is subject, nor will such actions result in any violation of the provisions of the articles of incorporation or by-laws of the Company or any of its Subsidiaries or any statute, law, rule or regulation or any judgment, order or decree of any court or governmental agency or body having jurisdiction over the Company or any of its Subsidiaries or any of their properties or assets.

          (i)    There is no franchise, contract, lease, instrument or other document of a character required by the Canadian Securities Laws or the Securities Act and the Rules and Regulations to be described in the Registration Statement and the Prospectuses, or to be filed as an exhibit to the Registration Statement, which is not described or filed as required; and all statements summarizing any such franchises, contracts, leases, instruments or other documents or legal matters contained in the Registration Statement are accurate and complete in all material respects. Other than as described in the Registration Statement and the Prospectuses, no such franchise, contract, lease, instrument or other document has been suspended or terminated for convenience or default by the Company or any of the other parties thereto, the Company has not sent or received any communication regarding intent not to renew any such franchise, contract, lease, instrument or other document, and the Company has not received notice or any other knowledge of any such pending or threatened suspension, termination or non-renewal, except for such pending or threatened suspensions, terminations or non-renewals that would not reasonably be expected to, singularly or in the aggregate, have a Material Adverse Effect.

          (j)    All existing minute books of the Company and each of its Subsidiaries, including all existing records of all meetings and actions of the board of directors (including, Audit, Compensation, Nomination/Corporate Governance and other board committees) and shareholders of the Company through the date of the latest meeting and action (collectively, the "Corporate Records") have been made available to the Placement Agents and counsel for the Placement Agents. All such Corporate Records are complete. There are no transactions, agreements or other actions of the Company that are required to be recorded in the Corporate Records that are not properly approved and/or recorded in the Corporate Records. All filings have been made with Industry Canada in a timely fashion under the CBCA.

          (k)   No approval, authorization, consent or order of or filing with any federal, provincial, territorial, state, local or foreign governmental or regulatory commission, board, body, authority or agency is required in connection with the issuance and sale of the Shares or the consummation by the Company of the transactions contemplated hereby other than (i) registration of the offer and sale of the Shares under the Securities Act and registration of the Shares under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which has been, or with respect to the final U.S. Prospectus Supplement will be, effected by the Company, (ii) as may be required under the Canadian Securities Laws or by the TSX, which have been, or with respect to the final Canadian Prospectus Supplement will be, effected by the Company, (iii) any notices and filings required to be given to, or made with, the TSX and Nasdaq, which have been or will be given or made on a timely basis by the Company and (iv) any necessary qualification, notices or filings under the securities or blue sky laws of the various U.S. state jurisdictions in which the Shares are being offered by the Placement Agents or under the rules and regulations of the National Association of Securities Dealers, Inc. (the "NASD"). For greater clarity, the distribution of the Shares to Purchasers resident in the United States has been qualified by the Canadian Prospectus under Canadian Securities Laws.

          (l)    Except as described in the Registration Statement and the Prospectuses, (i) no person has the right, contractual or otherwise, to cause the Company to issue or sell to it any Common Shares or shares of any other securities or other equity interests of the Company, (ii) no person has any preemptive rights, resale rights, rights of first refusal or other rights to purchase any Common Shares or shares of any other securities or other equity interests of the Company, and (iii) except as provided herein, no person has the right to act as an underwriter, placement agent or financial advisor to the Company in connection with and as a result of the offer and sale of the Shares, in the case of each of the foregoing clauses (i), (ii) and (iii), whether as a result of the filing or effectiveness of the Registration Statement or the sale of the Shares as contemplated thereby or otherwise; no person has the right, contractual or otherwise, to cause the Company to register under the Securities Act or any Canadian Securities Laws any Common Shares or shares of any other securities or other equity interests of the Company, or to include any such shares or interests in the Registration Statement or the offering contemplated thereby, whether as a result of the filing or effectiveness of the Registration Statement or the sale of the Shares as contemplated thereby or otherwise, except for persons and entities who have expressly waived such right or who have been given timely and proper notice and have failed to exercise such right within the time or times required under the terms and conditions of such right, and the Company is not required to file any registration statement for the registration of any securities of any person or register any such securities pursuant to any other registration statement filed by the Company under the Securities Act or any Canadian Securities Laws for a period of at least 180 days after the date hereof.

          (m)  The financial statements included or incorporated by reference in the Registration Statement and the Prospectuses, together with the related notes and schedules, present fairly in all material respects the consolidated financial position of the Company and the Subsidiaries as of the dates indicated and the consolidated statements of operations and cash flows of the Company and the Subsidiaries for the periods specified and do not contain a misrepresentation (as defined under Canadian Securities Laws) and have been prepared in conformity with accounting principles generally accepted in Canada ("Canadian GAAP") applied on a consistent basis during the periods involved, together with any required reconciliation, in accordance with the Securities Act and the Commission's rules and guidelines, to accounting principles generally accepted in the U.S. ("U.S. GAAP"); there are no financial statements (historical or pro forma) that are required to be included in the Registration Statement and the Prospectuses that are not included as required; the Company and the Subsidiaries do not have any material liabilities or obligations, direct or contingent (including any off-balance sheet obligations or any "variable interest entities" within the meaning of Financial Accounting Standards Board Interpretation No. 46), not disclosed in the Registration Statement and the Prospectuses; and all disclosures contained in the Registration Statement or the Prospectuses regarding "non-GAAP financial measures" (as such term is defined by the Rules and Regulations) comply with Regulation G of the Exchange Act and the Rules and Regulations thereunder and Item 10 of Regulation S-K under the Securities Act, to the extent applicable.

          (n)   Except as set forth in the Registration Statement and the Prospectuses, there is no legal or governmental proceeding, action, suit or investigation pending to which the Company or any of its Subsidiaries is a party or of which any property or assets of the Company or any of its Subsidiaries is the subject which is required to be described in the Registration Statement or the Prospectuses and is not so described therein, or which, singularly or in the aggregate, if determined adversely to the Company or any of its Subsidiaries, might have a Material Adverse Effect or would prevent or adversely affect the ability of the Company to perform its obligations under this Agreement; and to the Company's knowledge, no such proceedings, actions, suits or investigations are threatened or contemplated by governmental authorities or threatened by others.

          (o)   The Company and each of its Subsidiaries has good and marketable title to all real property and good and valid title to all personal property described in the Registration Statement and the Prospectuses as being owned by each of them, free and clear of all Liens, except for those Liens that do not materially interfere with the use made or proposed to be made of such property by the Company or its Subsidiaries or that would not have a Material Adverse Effect; all the property described in the Registration Statement and the Prospectuses as being held under lease by the Company or a Subsidiary is held thereby under valid, subsisting and enforceable leases.

          (p)   Neither the Company nor any of its Subsidiaries is (i) in violation of any provision of its respective articles of incorporation or bylaws or other organizational document, (ii) in default in any respect, and no event has occurred which, with notice or lapse of time or both, would constitute such a default, in the due performance or observance of any term, covenant, or condition of any indenture, contract, lease, mortgage, deed of trust, note agreement, loan agreement or other agreement, obligation, condition, covenant or instrument to which it is a party or by which it is bound or to which any of its property or assets is subject, or (iii) in violation in any respect of any statute, law, rule, regulation, ordinance, judgment, order or decree of any court, regulatory body, administrative agency, governmental body, arbitrator or other authority having jurisdiction over the Company, its Subsidiaries or any of its properties, as applicable (including, without limitation, those administered by the Food and Drug Administration of the U.S. Department of Health and Human Services (the "FDA"), Health Canada or any other foreign, federal, provincial, territorial, state or local governmental or regulatory authority performing functions similar to those performed by the FDA and Health Canada), except, with respect to clauses (ii) and (iii), any violations or defaults which, singularly or in the aggregate, would not have a Material Adverse Effect.

          (q)   The Company has filed all documents or information required to be filed by it under Canadian Securities Laws, the securities laws of the United States and the rules, regulations and policies of any exchange upon which the Common Shares are listed, since November 30, 2002; all press releases, material change reports, annual information forms, financial statements, management proxy circulars and other documents filed by or on behalf of the Company since November 30, 2002 with any exchange and the Canadian Commissions in each of the provinces and territories where the Company is a reporting issuer (or equivalent), as of its date, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading and did not contain a misrepresentation (as defined under Canadian Securities Laws) at the time at which it was filed with applicable securities regulators, including, without limitation, the Canadian Commissions and the Commission; the Company has not filed any confidential material change report with any securities regulatory authority or regulator or any exchange or any document for confidential treatment with the Canadian Commissions that at the date hereof remains confidential.

          (r)   No labor problem or dispute with the employees of the Company exists or, to the Company's knowledge, is threatened or imminent, which might be expected to have a Material Adverse Effect. The Company is not aware that any key employee or significant group of employees of the Company or any Subsidiary plans to terminate employment with the Company or any such Subsidiary.

          (s)   [Reserved.]

          (t)    The Company and each of its Subsidiaries carry, or are covered by, insurance in such amounts and covering such risks as is adequate for the conduct of their respective businesses and the value of their respective properties and as is customary for companies engaged in similar businesses in similar industries; all such insurance is fully in force on the date hereof and will be fully in force on the Closing Date.

          (u)   The Company and each of its Subsidiaries has made all filings, applications and submissions required by, and possesses all approvals, licenses, certificates, certifications, clearances, consents, exemptions, marks, notifications, orders, permits and other authorizations issued by, the appropriate federal, provincial, territorial, state or foreign regulatory authorities (including, without limitation, the FDA, Health Canada and any other foreign, federal, provincial, territorial, state or local government or regulatory authorities performing functions similar to those performed by the FDA and Health Canada) necessary to conduct its businesses as currently conducted (collectively, "Permits"), except for such Permits which the failure to obtain would not have a Material Adverse Effect, and is in compliance with the terms and conditions of all such Permits in all material respects; all of such Permits held by the Company and each of its Subsidiaries are valid and in full force and effect; there is no pending or threatened action, suit, claim or proceeding which may cause any such Permit to be limited, revoked, cancelled, suspended, modified or not renewed and neither the Company nor any of its Subsidiaries has received any notice of proceedings relating to the limitation, revocation, cancellation, suspension, modification or non-renewal of any such Permit which, singularly or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would have a Material Adverse Effect, whether or not arising from transactions in the ordinary course of business, except as set forth in or contemplated by the Registration Statement or the Prospectuses.

          (v)   KPMG LLP, whose reports on the consolidated financial statements of the Company and the Subsidiaries are incorporated by reference in the Registration Statement and the Prospectuses, are independent public accountants as required by the Securities Act and are independent within the meaning of the CBCA and the Canadian Securities Laws and there has not been any disagreement (within the meaning of Section 4.11(i) of National Instrument 51-102) since November 30, 2002 with the present auditors or any former auditors of the Company.

          (w)  The Company and each of its Subsidiaries has filed all foreign, federal, provincial, territorial, state and local tax returns that are required to be filed or has requested extensions thereof (except in any case in which the failure to so file would not have a Material Adverse Effect) and has paid all taxes required to be paid by it and any other assessment, fine or penalty levied against it, to the extent that any of the foregoing is due and payable, except for any such assessment, fine or penalty that is currently being contested in good faith or as would not have a Material Adverse Effect.

          (x)   The principal executive officer and principal financial officer of the Company have made all certifications required by the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith (the "Sarbanes-Oxley Act"), and the statements contained in any such certification when made, were complete and correct. The Company maintains "disclosure controls and procedures" (as defined in Rule 13a-14(c) under the Exchange Act), and such controls and procedures are designed (i) to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms and (ii) to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company's management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure. The Company is not aware of any material weaknesses in its internal control over financial reporting, and, to its knowledge, there has been no fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting. The Company is otherwise in compliance in all respects with all applicable effective provisions of the Sarbanes-Oxley Act and the rules and regulations promulgated by the Commission (and intends to comply with all applicable provisions that are not yet effective upon effectiveness).

          (y)   The Company and each of its Subsidiaries maintains a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management's general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain accountability of assets; (iii) access to assets is permitted only in accordance with management's general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

          (z)   The Company and each of its Subsidiaries (i) is in compliance in all material respects with any and all applicable foreign, federal, provincial, territorial, state and local laws and regulations relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants ("Environmental Laws"), (ii) has received and is in compliance with all permits, licenses or other approvals required of it under applicable Environmental Laws to conduct its business and (iii) has not received notice of any actual or potential liability for the investigation or remediation of any disposal or release of hazardous or toxic substances or wastes, pollutants or contaminants, except where such non-compliance with Environmental Laws, failure to receive required permits, licenses or other approvals, or liability would not, individually or in the aggregate, have a Material Adverse Effect, whether or not arising from transactions in the ordinary course of business, except as set forth in or contemplated by the Registration Statement and the Prospectuses.

          (aa) There has been no storage, disposal, generation, manufacture, refinement, transportation, handling or treatment of medical wastes, toxic wastes, hazardous wastes or hazardous substances by the Company or its Subsidiaries (or, to the Company's knowledge, any of their predecessors in interest) at, upon or from any of the property now or previously owned or leased by the Company or its Subsidiaries in violation of any applicable Environmental Law which would require remedial action under any applicable Environmental Law, except for any violation or remedial action which would not cause, singularly or in the aggregate with all such violations and remedial actions, a Material Adverse Effect; there has been no material spill, discharge, leak, emission, injection, escape, dumping or release of any kind onto such property or of any medical wastes, toxic wastes, hazardous wastes or hazardous substances due to or caused by the Company or its Subsidiaries or with respect to which the Company or its Subsidiaries had knowledge, except for any such spill, discharge, leak, emission, injection, escapes, dumpings or releases which would not cause or would not be reasonably likely to cause, singularly or in the aggregate with all such spills, discharges, leaks, emissions, injections, escapes, dumpings or releases, a Material Adverse Effect; and the terms "hazardous substances," "toxic wastes," "hazardous wastes" and "medical wastes" shall have the meanings specified in any applicable Environmental Laws.

          (bb) In the ordinary course of its business, the Company periodically reviews the effect of Environmental Laws on the business, operations and properties of the Company and each of its Subsidiaries, in the course of which it identifies and evaluates associated costs and liabilities (including, without limitation, any capital or operating expenditures required for clean-up, closure of properties or compliance with Environmental Laws, or any permit, license or approval, any related constraints on operating activities and any potential liabilities to third parties). On the basis of such review, the Company has reasonably concluded that such associated costs and liabilities would not, singularly or in the aggregate, have a Material Adverse Effect, whether or not arising from transactions in the ordinary course of business, except as set forth in or contemplated by the Registration Statement and the Prospectuses.

          (cc) The Company and its Subsidiaries own, possess, license or have other rights to use all foreign and domestic patents, patent applications, trade and service marks, trade and service mark registrations, trade names, copyrights, licenses, inventions, trade secrets, technology, Internet domain names, know-how and other intellectual property (collectively, the "Intellectual Property") necessary for the conduct of the Company's business as now conducted. Except as set forth in the Registration Statement and the Prospectuses (a) there are no rights of third parties to any such Intellectual Property; (b) to the Company's knowledge, there is no infringement by third parties of any such Intellectual Property; (c) there is no pending or, to the Company's knowledge, threatened action, suit, proceeding or claim by others challenging the Company's and its Subsidiaries' rights in or to any such Intellectual Property, and the Company is unaware of any facts which would form a reasonable basis for any such claim; (d) there is no pending or, to the Company's knowledge, threatened action, suit, proceeding or claim by others challenging the validity or scope of any such Intellectual Property; (e) there is no pending or, to the Company's knowledge, threatened action, suit, proceeding or claim by others that the Company and its Subsidiaries infringe or otherwise violate any patent, trademark, copyright, trade secret or other proprietary rights of others, and the Company is unaware of any other fact which would form a reasonable basis for any such claim; (f) to the Company's knowledge, there is no third-party U.S. patent or published U.S. patent application which contains claims for which an Interference Proceeding could be commenced against any patent or patent application described in the Registration Statement and the Prospectuses as being owned by or licensed to the Company; and (g) the Company and its Subsidiaries have taken all reasonable steps necessary to perfect their ownership of and interest in the Intellectual Property.

          (dd) The clinical, pre-clinical and other studies and tests conducted by or on behalf of or sponsored by the Company and its Subsidiaries were and, if still pending, are being conducted in all material respects in accordance with all statutes, laws, rules and regulations, as applicable (including, without limitation, those administered by the FDA, Health Canada or by any foreign, federal, provincial, territorial, state or local governmental or regulatory authority performing functions similar to those performed by the FDA and Health Canada). The descriptions of the results of such studies and tests are accurate and complete in all material respects and fairly present the published data derived from such studies and tests. Neither the Company nor any of its Subsidiaries has received any notices or other correspondence from the FDA, Health Canada or any other foreign, federal, provincial, territorial, state or local governmental or regulatory authority performing functions similar to those performed by the FDA and Health Canada with respect to any ongoing clinical or pre-clinical studies or tests requiring (i) the termination or suspension of any clinical or pre-clinical studies or tests that are described in the Registration Statement or the Prospectuses or the results of which are referred to in the Registration Statement or the Prospectuses or (ii) the modification of any clinical or pre-clinical studies or tests from that described in the Registration Statement or the Prospectuses.

          (ee) The Company has established a code of conduct applicable to the Company, to assist the Company and the directors, officers and employees of the Company in complying with applicable regulatory guidelines (including, without limitation, those administered by the FDA, Health Canada and any other foreign, federal, provincial, territorial state or local governmental or regulatory authority performing functions similar to those performed by the FDA and Health Canada).

          (ff)  Neither the Company nor any of its Subsidiaries has failed to file with the applicable regulatory authorities (including, without limitation, the FDA, Health Canada or any foreign, federal, provincial, territorial, state or local governmental or regulatory authority performing functions similar to those performed by the FDA and Health Canada) any filing, declaration, listing, registration, report or submission, except where such failure would not cause, singularly or in the aggregate with all such failures, a Material Adverse Effect; all such filings, declarations, listings, registrations, reports or submissions were in compliance in all material respects with applicable laws when filed.

          (gg) No relationship, direct or indirect, exists between or among the Company on the one hand and the directors, officers, securityholders or suppliers of the Company on the other hand which is required to be described in the Registration Statement and the Prospectuses and which is not so described.

          (hh) Neither the Company nor, to the knowledge of the Company, any other person associated with or acting on behalf of the Company including, without limitation, any director, officer, agent or employee of the Company or any of its Subsidiaries, has, directly or indirectly, while acting on behalf of the Company or any of its Subsidiaries (i) used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses, or received or retained any funds, relating to political activity; (ii) made any unlawful payment from corporate funds to, or received or retained any unlawful funds from, foreign or domestic government officials or employees or to or from foreign or domestic political parties or campaigns; or (iii) made any other unlawful payment or received or retained any other unlawful funds.

           (ii)  Neither the Company nor any of its Subsidiaries is or, after giving effect to the offering and sale of the Shares and the application of the proceeds thereof as described in the Registration Statement and the Prospectuses, will become an "investment company" as defined in the U.S. Investment Company Act of 1940, as amended.

          (jj)   No forward-looking statement (within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act) contained in the Registration Statement and the Prospectuses has been made or reaffirmed without a reasonable basis or has been disclosed other than in good faith.

          (kk) Other than as contemplated by this Agreement, neither the Company nor any of its Subsidiaries is a party to any contract, agreement or understanding with any person that would give rise to a valid claim against the Company or the Placement Agents for a brokerage commission, finder's fee or like payment in connection with the offering and sale of the Shares.

          (ll)   Neither the Company nor any of its Subsidiaries has sustained, since the date of the latest audited financial statements included in the Registration Statement or the Prospectuses, or incorporated by reference therein, as the case may be, any material loss or interference with its business from fire, explosion, flood, terrorist act or other calamity, whether or not covered by insurance, or from any labor dispute or court or governmental action, order or decree, otherwise than as set forth in or contemplated by the Registration Statement and the Prospectuses.

          (mm) Except as set forth in or as otherwise contemplated by the Registration Statement or the Prospectuses, subsequent to the respective dates as of which information is given in the Registration Statement and the Prospectuses, there has not been (i) any material adverse change, or any development that would reasonably be expected to result in a material adverse change, in the business, properties, management, financial condition or results of operations of the Company taken as a whole, (ii) any transaction which is material to the Company taken as a whole, (iii) any obligation, direct or contingent (including any off-balance sheet obligations), incurred by the Company outside the ordinary course of business, which is material to the Company taken as a whole, (iv) any change in the capitalization (other than the issuance of Common Shares upon exercise of options and warrants disclosed as outstanding in the Registration Statement and the Prospectuses and the grant of options under existing option plans described in the Registration Statement and the Prospectuses) or outstanding indebtedness of the Company or (v) any dividend or distribution of any kind declared, paid or made on the Company's securities.

          (nn) Any statistical and market-related data included in the Registration Statement or the Prospectuses are based on or derived from sources that the Company believes to be reliable and accurate, and the Company has obtained the written consent to the use of such data from such sources to the extent required.

          (oo) On the Closing Date, the Shares will be approved for quotation on Nasdaq and, subject to customary listing conditions, listed on the TSX; on the Closing Date, all acts will have been taken and all documents required to be filed under the Canadian Securities Laws and TSX and Nasdaq rules (except routine post-closing filings) to enable the Shares to trade on the TSX and Nasdaq will have been filed; the Company has not received any information suggesting that the Commission or the NASD is contemplating terminating or suspending such listing.

          (pp) Neither the Company nor any of its Subsidiaries nor any of their officers, directors or affiliates has taken or will take, directly or indirectly, any action designed or intended to stabilize or manipulate the price of any security of the Company, or which caused or resulted in, or which might in the future reasonably be expected to cause or result in, stabilization or manipulation of the price of any security of the Company.

          (qq) Except as set forth in the Registration Statement or the Prospectuses or otherwise disclosed in writing to the Placement Agents, there are no affiliations with the NASD among the Company's officers, directors or, the knowledge of the Company, any five percent or greater stockholder of the Company and the Company is not a related or connected issuer of any of the Placement Agents within the meaning of the Canadian Securities Laws.

          (rr)  The Company is a foreign private issuer incorporated or organized under the laws of Canada or any Canadian province or territory and is eligible to register the Shares under the Securities Act on Form F-10 as promulgated thereunder.

          (ss)  CIBC Mellon of Canada has been duly appointed as registrar and transfer agent for the Common Shares in Canada and Mellon Investor Services LLC has been duly appointed as co-registrar and transfer agent for the Common Shares in the United States.

        Any certificate signed by any officer of the Company and delivered to the Placement Agents or counsel for the Placement Agents in connection with the offering of the Shares shall be deemed a representation and warranty by the Company and its subsidiaries, as to the matters covered thereby, to the Placement Agents and the Purchasers.

        3.     THE CLOSING.    The time and date of closing and delivery of the documents required to be delivered to the Placement Agents pursuant to Section 6 hereof shall be at 10:00 A.M., local time, on February 2, 2005 (the "Closing Date") at the office of Lang Michener LLP, BCE Place, 181 Bay Street, Suite 2500, Toronto, Ontario M5J 2T7.

        4.     FURTHER AGREEMENTS OF THE COMPANY.    The Company agrees with the Placement Agents and the Purchasers:

          (a)   (i) to make no further amendment or supplement prior to the Closing Date to the Registration Statement or any amendment or supplement to the Prospectuses without the consent of the Representative, which consent shall not be unreasonably withheld; (ii) for so long as the delivery of a prospectus is required in connection with the offering or sale of the Shares, to advise the Representative promptly after it receives notice thereof, of the time when any amendment to the Registration Statement has been filed or becomes effective or any supplement or amendment to the Prospectuses has been filed and to furnish the Representative with copies thereof; (iii) to file promptly all reports and any definitive proxy or information statements required to be filed by the Company with the Commission; (iv) to file all reports and other documents required to be filed by the Company with the Canadian Commissions to comply with Canadian Securities Laws and with the rules of the TSX and Nasdaq to procure and ensure the continued listing of the Shares thereon subsequent to the date of the Prospectuses and for so long as the delivery of a prospectus is required in connection with the offering or sale of the Shares; and, for so long as the delivery of a prospectus is required in connection with the offering or sale of the Shares, to provide you with a copy of such reports and statements and other documents filed by the Company pursuant to Section 13, 14 or 15(d) of the Exchange Act or pursuant to the Canadian Securities Laws and to promptly notify you of such filing; (v) to advise the Representative, promptly after it receives notices thereof, (x) of any request by any Canadian Commission or the Commission to amend or supplement the Registration Statement, the Canadian Base Prospectus, the U.S. Base Prospectus, the U.S. Prospectus Supplement or the Canadian Prospectus Supplement or for additional information with respect thereto or (y) of the issuance by the Commission or any Canadian Commission, of any stop order suspending the effectiveness of the Registration Statement or the Prospectuses, respectively, or the institution or threatening of any proceeding for any such purpose; (vi) to advise the Representative promptly of the happening of any event within the time during which a prospectus relating to the Shares is required to be delivered under the Securities Act or the Canadian Securities Laws which could require the making of any change in the Prospectuses then being used so that the Prospectuses would (i) constitute full, true and plain disclosure of all material facts relating to the Shares and (ii) not include an untrue statement of material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they are made, not misleading, and, during such time, subject to Section 4(b) hereof, to prepare and furnish promptly to the Representative, at the Company's expense, such amendments or supplements to the Prospectuses as may be necessary to reflect any such change and (vii) in the event the Commission shall issue any order suspending the effectiveness of the Registration Statement or any Canadian Commission shall issue any cease trading order, promptly to use its reasonable best efforts to obtain the withdrawal of such order at the earliest practicable moment; and to use its reasonable best efforts to prevent the issuance of any such order.

          (b)   To comply with the requirements of the Shelf Procedures and General Instruction II.L of Form F-10 and file the Canadian Prospectus Supplement with the Canadian Commissions and the U.S. Prospectus with the Commission no later than the day which is two Business Days following the date of this Agreement. If during the period in which a prospectus is required by law to be delivered by a Placement Agent or a dealer in connection with the distribution of Shares contemplated by the Prospectuses, any event shall occur that makes any statement made in the Registration Statement, the U.S. Prospectus or the Canadian Prospectus untrue or that as a result of which, in the judgment of the Company or in the reasonable opinion of the Placement Agents or counsel for the Placement Agents, it becomes necessary to amend or supplement the Registration Statement in order to make the statements therein not misleading, or the U.S. Prospectus or the Canadian Prospectus in order to (i) constitute full, true and plain disclosure of all material facts; and (ii) make the statements therein, in the light of the circumstances in which they are made, not misleading, or, if it is necessary at any time to amend or supplement the Registration Statement, the U.S. Prospectus or the Canadian Prospectus to comply with any law, the Company promptly will prepare and file with the Commission and the Canadian Commissions, and furnish at its own expense to the Representative and to dealers, an appropriate amendment to the Registration Statement or supplement to the U.S. Prospectus or Canadian Prospectus so that the Registration Statement as so amended or the U.S. Prospectus or Canadian Prospectus as so amended or supplemented will (i) constitute full, true and plain disclosure of all material facts; and (ii) not, in the light of the circumstances when it is so delivered, be misleading, or so that the Registration Statement, U.S. Prospectus or Canadian Prospectus will comply with such law. Before amending the Registration Statement or amending or supplementing the U.S. Prospectus or Canadian Prospectus in connection with the Offering, the Company will furnish the Representative with a copy of such proposed amendment or supplement and will not file such amendment or supplement to which the Representative reasonably objects.

          (c)   To furnish promptly to the Representative and to counsel for the Placement Agents a copy of the Registration Statement as originally filed with the Commission, and of the U.S. Prospectus and the Canadian Prospectus and each amendment thereto, including all consents and exhibits filed therewith.

          (d)   To make available to the Representative in New York City, as soon as practicable after the filing thereof, and thereafter from time to time, as many copies of the Prospectuses (or of the Prospectuses as amended or supplemented if the Company shall have made any amendments or supplements thereto) as the Representative may reasonably request for the purposes contemplated by the Securities Act and the Canadian Securities Laws; in case any Placement Agent is required to deliver a prospectus after the nine-month period referred to in Section 10(a)(3) of the Securities Act in connection with the sale of the Shares, the Company will prepare, at its expense, promptly upon request such amendment or amendments to the Registration Statement and the Prospectuses as may be necessary to permit compliance with the requirements of Section 10(a)(3) of the Securities Act. The Company will pay the expenses of printing or other production of all documents relating to the Offering.

          (e)   To make generally available to its securityholders and the Representative as soon as practicable, but in any event not later than eighteen months after the effective date of the Registration Statement (as defined in Rule 158(c) under the Securities Act), an earnings statement of the Company (which need not be audited) complying with Section 11(a) of the Securities Act and the Rules and Regulations (including, at the option of the Company, Rule 158).

          (f)    To promptly take from time to time such actions as the Representative may reasonably request to qualify the Shares for offering and sale under the securities or blue sky laws of such states or other jurisdictions (including without limitation any post-filing requirements) as the Representative may designate and to continue such qualifications in effect for so long as required for the distribution of the Shares, and the Company will pay the fee of the NASD in connection with its review of the Offering, if applicable. The Company shall not be obligated to qualify as a foreign corporation in any jurisdiction in which it is not so qualified or to file a general consent to service of process in any jurisdiction. The Company shall promptly advise the Representative of its receipt of any notification with respect to the suspension of the qualification of the Shares for sale in any jurisdiction or the initiation or threatening of any procedure for such purpose.

          (g)   Not to directly or indirectly offer, sell, assign, transfer, pledge, contract to sell, or otherwise dispose of any Common Shares or securities convertible into or exercisable or exchangeable for Common Shares for a period of 90 days from the date of the U.S. Prospectus Supplement without the prior written consent of the Representative, other than the Company's issue and sale of the Shares or the grant of options to purchase Common Shares pursuant to the Company's option plans, as amended from time to time, or the grant of deferred share units pursuant to the directors' deferred share unit and stock plan, as amended from time to time, or the issuance of Common Shares upon the exercise of options, warrants or other rights. Notwithstanding the foregoing, the Placement Agents acknowledge and agree that the Company intends, subject to regulatory approval, to seek the approval of its shareholders to increase the number of Common Shares reserved for issuance upon the exercise of options granted under the Company's stock option plan by 3,000,000 common shares. The Company will cause each of its executive officers and directors and the securityholders listed on Exhibit B attached hereto to furnish to the Representative, prior to the Closing Date, a letter, substantially in the form of Exhibit C attached hereto, pursuant to which each such person shall agree not to directly or indirectly offer, sell, assign, transfer, pledge, contract to sell, or otherwise dispose of any Common Shares or securities convertible into or exercisable or exchangeable for Common Shares for a period of 90 days from the date of the U.S. Prospectus Supplement, without the prior written consent of the Representative. If (i) the Company issues an earnings release or material news or a material event relating to the Company occurs during the last 16 days of the lock-up period, or (ii) prior to the expiration of the lock-up period, the Company announces that it will release earnings results during the 16-day period beginning on the last day of the lock-up period, the restrictions imposed by this Section 4(g) shall continue to apply until the expiration of the 17-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

          (h)   To furnish to its securityholders after the end of each fiscal year and within the period required by law an annual report (including a consolidated balance sheet and consolidated statements of income, shareholders' equity and of cash flow of the Company for such fiscal year, accompanied by a copy of the certificate or report thereon of independent certified public accountants nationally recognized in both the United States and Canada) (i) prepared in conformity with Canadian GAAP, together with a reconciliation of net income and shareholders' equity to U.S. GAAP, or (ii) if the Company ceases to be a foreign private issuer or is otherwise required by or pursuant to the Securities Act or the Exchange Act, to prepare its consolidated financial statements in conformity with U.S. GAAP.

          (i)    Prior to the Closing Date, not to issue any press release or other communication directly or indirectly or hold any press conference with respect to the Company, its condition, financial or otherwise, or earnings, business affairs or business prospects (except for routine oral marketing communications in the ordinary course of business and consistent with the past practices of the Company and of which the Representative is notified), without the prior consent of the Representative, unless in the judgment of the Company and its counsel, and after notification to the Representative, such press release or communication is required by law. In such event, the Company shall consult with the Representative as to the contents of such press release.

          (j)    To apply the net proceeds from the sale of the Shares in the manner set forth in the Prospectuses under the heading "Use of Proceeds."

          (k)   To comply in all material respects with all applicable securities and other applicable laws, rules and regulations, including, without limitation, the Sarbanes-Oxley Act, and use its best efforts to cause the Company's directors and officers, in their capacities as such, to comply with such laws, rules and regulations, including, without limitation, the provisions of the Sarbanes-Oxley Act.

          (l)    To engage and maintain, at its expense, a registrar and transfer agent for the Shares in both the United States and Canada.

          (m)  To not take any action prior to the Closing Date which would require the Prospectuses to be amended or supplemented pursuant to Section 4(b).

          (n)   To supply the Representative with copies of all correspondence to and from, and all documents issued to and by, the Commission and the Canadian Commissions in connection with the registration of the Shares under the Securities Act and the Canadian Securities Laws.

          (o)   The Common Shares (including the Shares) will be listed for quotation on Nasdaq and listed and posted for trading on the TSX at the Closing Date, subject to the satisfaction of usual post-closing conditions in the case of the Shares.

        5.     PAYMENT OF EXPENSES.    The Company agrees with the Placement Agents to pay (a) the costs incident to the authorization, issuance, sale, preparation and delivery of the Shares to the Purchasers and any stock or transfer taxes and stamp or similar duties payable in that connection; (b) the costs incident to the Registration of the Shares under the Canadian Securities Laws and the Securities Act; (c) the costs incident to the preparation, printing, filing and distribution of the Registration Statement, the Form F-X, the Prospectuses and any amendments, supplements and exhibits thereto or any document incorporated by reference therein, and the costs of printing, reproducing and distributing, this Agreement by mail, telex or other means of communication; (d) the reasonable fees and expenses (including related fees and expenses of counsel for the Placement Agents) incurred in connection with filings, if any, made with the NASD, if applicable; (e) any applicable fees related to the listing of the shares on the TSX or the qualification of the shares for quotation on Nasdaq; (f) the reasonable fees and expenses of qualifying the Shares under the securities laws of the several jurisdictions as provided in Section 4(f) and of preparing, printing and distributing Blue Sky Memoranda (including related fees and expenses of counsel to the Placement Agents); (g) all fees and expenses of the registrar and transfer agent of the Shares; and (h) all other costs and expenses incident to the performance of the obligations of the Company under this Agreement (including, without limitation, the fees and expenses of the Company's counsel and the Company's independent accountants and the travel, lodging and other expenses incurred by Company personnel in connection with any "roadshow" including, without limitation, any expenses advanced by the Placement Agents on the Company's behalf (which will be promptly reimbursed)); provided that, except as otherwise provided in this Section 5 and in Sections 7 and 9, the Placement Agents shall pay their own costs and expenses, including the fees and expenses of their counsel.

        6.     CONDITIONS TO THE OBLIGATIONS OF THE PLACEMENT AGENTS AND THE PURCHASERS, AND THE SALE OF THE SHARES. The respective obligations of the Placement Agents and the Purchasers, and the closing of the sale of the Shares hereunder are subject to the accuracy, when made and on the Closing Date, of the representations and warranties on the part of the Company contained herein, to the accuracy of the statements of the Company made in any certificates pursuant to the provisions hereof, to the performance by the Company of its obligations hereunder, and to each of the following additional terms and conditions:

          (a)   No stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the Commission, and any request for additional information on the part of the Commission (to be included in the Registration Statement or the U.S. Prospectus or otherwise) shall have been complied with to the reasonable satisfaction of the Representative. Any filings required to be made by the Company in accordance with Section 4(a) shall have been timely filed with the Commission. No cease order with respect to the Canadian Prospectus shall have been issued by any of the Canadian Commissions and no proceedings for that purpose shall have been initiated or threatened by the Canadian Commissions, and any request for additional information on the part of the Commissions (to be included in the Canadian Base Prospectus or the Canadian Prospectus Supplement or otherwise) shall have been complied with to the reasonable satisfaction of the Representative.

          (b)   None of the Placement Agents shall have discovered and disclosed to the Company on or prior to the Closing Date that the Registration Statement contains an untrue statement of a fact which, in the reasonable opinion of counsel for the Placement Agents, is material or omits to state any fact which, in the opinion of such counsel, is material and is required to be stated therein or is necessary to make the statements therein not misleading or that either of the Prospectuses (i) does not constitute full, true and plain disclosure of all material facts relating to the Shares, or (ii) contains an untrue statement of a fact which, in the reasonable opinion of counsel for the Placement Agents, is material or omits to state any fact which, in the opinion of such counsel, is material and is required to be stated therein or is necessary to make the statements therein, in light of the circumstances under which they are made, not misleading.

          (c)   All corporate proceedings and other legal matters incident to the authorization, form, execution, delivery and validity of each of this Agreement, the Subscription Agreements, the Shares, the Registration Statement and the Prospectuses and all other legal matters relating to this Agreement and the transactions contemplated hereby shall be reasonably satisfactory in all material respects to counsel for the Placement Agents, and the Company shall have furnished to such counsel all documents and information that they may reasonably request to enable them to pass upon such matters.

          (d)   The Placement Agents shall have received from Lang Michener LLP, Canadian corporate counsel for the Company, such counsel's written opinion, addressed to the Placement Agents and the Purchasers and dated as of the Closing Date, in form and substance reasonably satisfactory to the Representative stating that:

              (i)  the Company has been incorporated and is existing as a corporation under the CBCA, with corporate power and authority to own, lease and operate its properties and conduct its business as described in the Registration Statement and the Prospectuses, to execute and deliver this Agreement and the Subscription Agreements and to issue, sell and deliver the Shares as contemplated herein and in the Subscription Agreements;

             (ii)  the Company is duly qualified to do business and is in good standing in each jurisdiction where the ownership or leasing of its properties or the conduct of its business requires such qualification, except where the failure to be so qualified and in good standing would not, individually or in the aggregate, have a Material Adverse Effect;

            (iii)  this Agreement and the Subscription Agreements have been duly authorized, executed and delivered by the Company;

            (iv)  the Shares have been duly authorized and validly issued and are fully paid and non-assessable;

             (v)  the Company has an authorized capitalization as set forth in the Registration Statement and the Prospectuses; all of the issued and outstanding shares in the capital of the Company have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to any statutory preemptive rights and, to such counsel's knowledge, contractual preemptive rights, resale rights, rights of first refusal and similar rights; the Shares are not subject to any statutory preemptive rights and, to such counsel's knowledge, contractual preemptive rights, resale rights, rights of first refusal and similar rights; the certificates for the Shares are in due and proper form and conform to the requirements of the CBCA, and the holders of the Shares will not be subject to personal liability for any act, default, obligation or liability solely by reason of being such holders;

            (vi)  the Common Shares, including the Shares, conform to the description thereof contained in the Registration Statement and the Prospectuses;

           (vii)  no approval, authorization, consent or order of or filing with any Canadian federal or provincial or local governmental or regulatory commission, board, body, authority or agency is required in connection with the execution and delivery by the Company of this Agreement and the Subscription Agreements, the issuance and sale of the Shares and consummation by the Company of the other transactions contemplated by this Agreement and the Subscription Agreements, except for those that have been validly obtained and continue in effect;

          (viii)  the execution, delivery and performance of this Agreement and the Subscription Agreements by the Company and the issuance and sale of the Shares by the Company do not and will not conflict with, result in any breach or violation of or constitute a default under (nor constitute any event which with notice, lapse of time or both would result in any breach or violation of or constitute a default under) (A) the articles of incorporation or by-laws of the Company, (B) any indenture, mortgage, deed of trust, bank loan or credit agreement or other evidence of indebtedness, or any license, lease, contract or other agreement or instrument (other than U.S. Agreements, as hereinafter defined) to which the Company or any Subsidiary is a party or by which either of them or any of their respective properties may be bound or affected (i) which is described in the Registration Statement or Prospectuses or (ii) is otherwise known to such counsel, (C) any Canadian federal, British Columbia or Ontario law or regulation, or (D) any decree, judgment or order applicable to the Company or any Subsidiary and known to such counsel;

            (ix)  to such counsel's knowledge, there are no contracts, licenses, agreements, leases or documents of a character which are required to be described in the Canadian Prospectus or to be filed with the Canadian Commissions which have not been so described or filed;

             (x)  to such counsel's knowledge, there are no actions, suits, claims, investigations or proceedings pending, threatened or contemplated to which the Company or the Subsidiaries or any of their respective directors or officers is or would be a party or to which any of their respective properties is or would be subject at law or in equity, before or by any federal, provincial, territorial, state, local or foreign governmental or regulatory commission, board, body, authority or agency which are required to be described in the Registration Statement or the Prospectuses but are not so described;

            (xi)  except as described in the Registration Statement or the Prospectuses, no person has the right, pursuant to the terms of any contract, agreement or other instrument described in the Registration Statement or the Prospectuses or filed as an exhibit to the Registration Statement or with the Canadian Commissions or otherwise known to such counsel, to cause the Company to register under the Securities Act or the Canadian Securities Laws any Common Shares or shares of any other share capital or other equity interest of the Company, or to include any such shares or interest in the Registration Statement, the Prospectuses or the offering contemplated thereby;

           (xii)  the statements set forth in the Registration Statement or the Prospectuses under the captions "Enforcement of Civil Liabilities", "Purchasers' Statutory Rights" and "Description of Share Capital", in the Company's 2004 Annual Information Form under the captions "Description of the Business-Royalties" and "—Strategic Alliances" in the Company's Notice of Annual and Special Meeting of Shareholders and Management Proxy Circular dated March 22, 2004 under the captions "Particulars of Matters to be Acted on—Directors' Deferred Share Unit and Stock Plan" and "Executive Compensation—Employment Contracts", insofar as such statements purport to constitute a summary of the terms of documents, contracts, Canadian federal and Ontario laws or proceedings, provide a fair, accurate and complete summary in all material respects and the statements set forth in the Registration Statement or the Prospectuses under the caption "Certain Income Tax Considerations—Canadian Federal Income Tax Considerations for United States Residents; insofar as such statements purport to constitute a summary of the terms of the laws of the Province of Ontario or the federal laws of Canada applicable therein provide a fair and accurate summary in all material respects;

          (xiii)  no withholding tax imposed under the federal laws of Canada or the laws of the Province of Ontario will be payable in respect of the payment or crediting of the commissions contemplated by this Agreement by the Company to a Placement Agent that is not a resident of Canada for the purposes of the Income Tax Act (Canada) provided that the Placement Agent deals at arm's length with the Company (as such term is understood for purposes of the Income Tax Act (Canada)), and that such commissions are payable in respect of services rendered by the Placement Agent wholly outside of Canada that are performed in the ordinary course of business carried on by the Placement Agent that includes the performance of such services for a fee;

          (xiv)  no goods and services tax imposed under the federal laws of Canada or sales tax under the laws of the Province of Ontario will be payable by the Company or collectable by a Placement Agent in respect of the payment of commissions as contemplated by this Agreement to a Placement Agent that is not a non-resident of Canada, provided that such commissions are in respect of services performed by a Placement Agent wholly outside of Canada;

           (xv)  there are no stamp or other issuance or transfer taxes or duties, no capital gains, income, withholding or other taxes, and no other similar fees or charges required to be paid in connection with the execution and delivery of this Agreement, the Subscription Agreements or the issuance or sale by the Company of the Shares;

          (xvi)  each of the TSX and Nasdaq has conditionally approved the listing of the Shares, subject to customary listing conditions;

         (xvii)  the Company is a reporting issuer not in default under the Canadian Securities Laws of the Province of Ontario;

        (xviii)  the Canadian Prospectus (excluding the financial statements and other financial data derived therefrom contained in or incorporated by reference therein (the "Excluded Information"), as to which such counsel need express no opinion) complies as to form in all material respects with the requirements of the Shelf Procedures and the Canadian Securities Laws of Ontario, provided that such counsel need express no opinion as to the full, true or plain nature of the disclosure therein contained or as to whether such disclosure contains any misrepresentation (within the meaning of that term under Canadian Securities Laws of the Province of Ontario);

          (xix)  each of the Canadian Base Prospectus and the Canadian Prospectus has been duly approved and executed by and on behalf of the Company, and all necessary corporate action has been taken by the Company to authorize the filing of the Canadian Base Prospectus with the Canadian Commissions and the filing of the Canadian Prospectus Supplement with the Canadian Commissions;

           (xx)  the choice of the laws of the State of New York as the governing law of this Agreement is a valid and effective choice of law in respect of an action brought before a court of competent jurisdiction in the Province of Ontario; in any proceedings before a court of competent jurisdiction in the Province of Ontario for the enforcement of this Agreement, the laws of the State of New York, if proved by admissible evidence, would be applied by such court in accordance with the choice of the laws of the State of New York as the governing laws of this Agreement, except that in any such proceedings such court (A) will apply those laws of the Province of Ontario as such court characterizes as procedural; (B) will not apply those laws of the State of New York which an Ontario court would characterize as revenue, expropriatory, penal or similar laws; and (C) will not apply those laws of the State of New York, the application of which an Ontario court would characterize as inconsistent with the "public policy" of Ontario, as such term is interpreted under the laws of the Province of Ontario; and

          (xxi)  the laws of Canada and the laws of the Province of Ontario permit an action to be brought in the courts of the Province of Ontario on a final, conclusive and subsisting judgment in personam of a New York Court respecting the enforcement of this Agreement that is not impeachable as void or voidable under New York law for a sum certain if:

              (A)  such judgment was not obtained by fraud or in a manner contrary to natural justice and the enforcement thereof would not be inconsistent with public policy as such term is understood under the laws of Canada or the Province of Ontario;

              (B)  the enforcement of such judgment does not constitute, directly or indirectly, the enforcement of foreign revenue, expropriatory or penal laws in the Province of Ontario;

              (C)  no new admissible evidence relevant to the action is discovered prior to the rendering of judgment by the court in the Province of Ontario;

              (D)  the enforcement of such judgment is not contrary to an order made by the Attorney General of Canada under the Foreign Extraterritorial Measures Act (Canada) or by the Competition Tribunal under the Competition Act (Canada); and

              (E)  the action to enforce such judgment in the Province of Ontario is commenced within two years of the date of such judgment,

    provided that under the Currency Act (Canada) and the Courts of Justice Act (Ontario), a court in the Province of Ontario may only give judgment in Canadian dollars.

           In addition, such counsel shall state that such counsel have participated in the preparation of the Registration Statement and the Prospectuses and in conferences with (i) officers, employees and other representatives of, and U.S. counsel for, the Company, (ii) officers, employees and other representatives of, and United States counsel for, the Placement Agents and (iii) representatives of the independent chartered accountants for the Company at which the contents of the Registration Statement, the Prospectuses and related matters were discussed, and that although the limitations inherent in the independent verification of factual matters and in the role of outside counsel are such that such counsel have not undertaken to verify independently, and do not assume responsibility for, the accuracy, completeness or fairness of the statements contained in either of them (other than as explicitly stated in paragraphs (vi) and (xii) above), based upon such participation (and relying as to materiality to the extent such counsel deemed reasonable on officers, employees and other representatives of the Company), no facts have come to such counsel's attention that led such counsel to believe that (a) the Registration Statement (except for the financial statements, financial statement schedules and other financial data included or incorporated by reference in or omitted from those documents, as to which such counsel need express no such belief), at the time it became effective, contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading or (b) the Prospectuses (except for the financial statements, financial statement schedules and other financial data included or incorporated by reference in or omitted from those documents, as to which such counsel need express no such belief), as of the date of the Prospectuses or as of the date of such counsel's opinion, included or includes an untrue statement of a material fact or omitted or omits to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

          (e)   The Placement Agents shall have received from Paul, Weiss, Rifkind, Wharton & Garrison LLP, U.S. counsel for the Company, such counsel's written opinion, addressed to the Placement Agents and the Purchasers and dated as of the Closing Date, in form and substance reasonably satisfactory to the Representative stating that:

              (i)  no approval, authorization, consent or order of, or filing with, any Governmental Authority (including any required under the Securities Act and the Exchange Act) which has not been obtained, taken or made is required under any Applicable Law for the issuance or sale of the Shares or the performance by the Company of its obligations under this Agreement or the Subscription Agreements other than as required by any U.S. state securities or blue sky laws, as to which such counsel need express no opinion (for purposes of such counsel's opinion, the term "Governmental Authority" means any executive, legislative, judicial, administrative or regulatory body of the State of New York or the United States of America; and the term "Applicable Law" means those laws, rules and regulations of the United States of America and the State of New York, in each case which in such counsel's experience are normally applicable to the transactions of the type contemplated by this Agreement and the Subscription Agreements);

             (ii)  the issuance and sale of the Shares by the Company, the compliance by the Company with all of the provisions of this Agreement and the Subscription Agreements and the performance by the Company of its obligations under this Agreement and the Subscription Agreements will not (i) breach or result in a default under any material agreement, indenture or instrument governed by the laws of the State of New York and known to such counsel to which the Company or any Subsidiary is a party or is bound or to which any of the properties or assets of the Company or any Subsidiary is subject (the "U.S. Agreements") or (ii) violate Applicable Law or any judgment, order or decree of any court or arbitrator known to such counsel, except in the case of clause (ii) where the violation would not have a material adverse effect on the Company and the Subsidiaries taken as a whole;

            (iii)  to such counsel's knowledge, there are no legal or governmental actions, suits or proceedings pending or overtly threatened which are required to be disclosed in the Registration Statement other than those disclosed therein;

            (iv)  the Company is not and, after giving effect to the offering and sale of the Shares, will not be required to be registered as an investment company under the U.S. Investment Company Act, as amended, and the rules and regulations of the Commission promulgated thereunder;

             (v)  except as disclosed in the Registration Statement or U.S. Prospectus, to such counsel's knowledge, there are no persons with registration or other similar rights to have any equity securities registered for sale under the Registration Statement or included in the offering contemplated by this Agreement, except for such rights as have been duly waived;

            (vi)  the statements in the U.S. Prospectus under the heading "Certain Income Tax Considerations—Certain United States Federal Income Tax Consequences to United States Shareholders," to the extent that they constitute summaries of United States federal law or regulation or legal conclusions, have been reviewed by us and fairly summarize the matters described under that heading in all material respects; and

           (vii)  the Registration Statement and the U.S. Prospectus, as of their respective effective or issue times, appear on their face to be appropriately responsive in all material respects to the requirements of the Securities Act, except for the financial statements, financial statement schedules and other financial data included or incorporated by reference in or omitted from either of them, as to which such counsel need express no opinion; and the Form F-X, as of its date, appears on its face to be appropriately responsive in all material respects to the requirements of the Securities Act;

  and additionally stating that the Registration Statement has become effective under the Securities Act; that the Form F-X was filed with the Commission prior to the effectiveness of the Registration Statement; that the filing of the U.S. Prospectus has been made in the manner and within the time period required by General Instruction II.L of Form F-10; and that as of the date of such counsel's opinion, to such counsel's knowledge, and based upon oral advice of the Commission, no stop order suspending the effectiveness of the Registration Statement has been issued and no proceedings for that purpose have been initiated or are threatened by the Commission.

           In addition, such counsel shall state that such counsel have participated in the preparation of the Registration Statement and the U.S. Prospectus and in conferences with (i) officers, employees and other representatives of, and Canadian counsel for, the Company, (ii) officers, employees and other representatives of, and United States counsel for, the Placement Agents and (iii) representatives of the independent chartered accountants for the Company at which the contents of the Registration Statement, the U.S. Prospectus and related matters were discussed, and that although the limitations inherent in the independent verification of factual matters and in the role of outside counsel are such that such counsel have not undertaken to verify independently, and do not assume responsibility for, the accuracy, completeness or fairness of the statements contained in either of them (other than as explicitly stated in paragraph (vi) above), based upon such participation (and relying as to materiality to the extent such counsel deemed reasonable on officers, employees and other representatives of the Company), no facts have come to such counsel's attention that led such counsel to believe that (a) the Registration Statement (except for the financial statements, financial statement schedules and other financial data included or incorporated by reference in or omitted from those documents, as to which such counsel need express no such belief), at the time it became effective, contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading or (b) the U.S. Prospectus (except for the financial statements, financial statement schedules and other financial data included or incorporated by reference in or omitted from those documents, as to which such counsel need express no such belief), at the time the U.S. Prospectus was issued or on the date of such counsel's opinion, included or includes an untrue statement of a material fact or omitted or omits to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. Such counsel shall also state that such counsel knows of no contract or other document which is required to be filed as an exhibit to the Registration Statement which has not been so filed or incorporated by reference as an exhibit to the Registration Statement as required by Form F-10.

          (f)    The Placement Agents shall have received from Eugene F. Collins, special Ireland counsel to the Company, such counsel's written opinion, addressed to the Placement Agents and the Purchasers and dated as of the Closing Date, in form and substance reasonably satisfactory to the Representative stating that:

              (i)  Vasogen Ireland Limited (the "Irish Subsidiary") was incorporated in Ireland on 17 October, 1997 under registration number 273933 and is validly existing. The Irish Subsidiary is a separate legal entity with limited liability incorporated for an indefinite period and is subject to suit in its own name;

             (ii)  the Irish Subsidiary has full power and authority in Ireland to own, lease and operate its properties;

            (iii)  the authorised share capital of the Irish Subsidiary is CDN$2,000,000 and €2.50 divided into 2,000,000 ordinary shares of CDN$1 each and 2 ordinary shares of €1.25 each;

            (iv)  the issued share capital of the Irish Subsidiary is 1,400,000 ordinary shares of CDN$1 each and 2 ordinary shares of €1.25 each. All of the issued share capital in the capital of the Irish Subsidiary is held by the Company;

             (v)  the Irish Subsidiary is, under Irish law, a single member private company limited by shares;

            (vi)  all of the Irish Subsidiary's issued share capital has been fully paid; and

          (viii)  no steps have been taken to appoint a receiver or an examiner or similar officer to the Irish Subsidiary or of its assets or to wind up the Irish Subsidiary.

          (g)   The Placement Agents shall have received from each of Foley & Lardner LLP, and Burns Doane Swecker & Mathis LLP, counsel to the Company with respect to patents and proprietary rights, such counsel's written opinion, addressed to the Placement Agents and the Purchasers and dated as of the Closing Date, in the form attached hereto as Schedule 6(g)(i) and 6(g)(ii), respectively.

          (h)   The Placement Agents shall have received from Olsson, Frank and Weeda, P.C., counsel to the Company with respect to U.S. regulatory matters, such counsel's written opinion, addressed to the Placement Agents and the Purchasers and dated as of the Closing Date, in the form attached hereto as Schedule 6(h).

          (i)    The Placement Agents shall have received from Brown Raysman Millstein Felder & Steiner LLP, such opinion or opinions, dated the Closing Date and addressed to the Placement Agents, with respect to the issuance and sale of the Shares, the Registration Statement, the U.S. Prospectus, (together with any supplement thereto) and other related matters as the Representative may reasonably require, and the Company shall have furnished to such counsel such documents as they request for the purpose of enabling them to pass upon such matters.

          (j)    The Company shall have furnished to the Placement Agents and the Purchasers a certificate, dated as of the Closing Date, executed by its Chief Executive Officer and its Chief Financial Officer stating that (i) such officers have carefully examined the Registration Statement and the Prospectuses and, in their opinion, the Registration Statement as of its effective date and the Prospectuses, at the date of the Prospectuses and at all times leading up to and including the Closing Date, did not include any untrue statement of a material fact and did not omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (ii) since the effective date of the Registration Statement no event has occurred which should have been set forth in a supplement or amendment to the Registration Statement or the Prospectuses, (iii) to the best of their knowledge after reasonable investigation, as of the Closing Date, the representations and warranties of the Company in this Agreement are true and correct in all material respects (except for such representations and warranties as are already qualified by materiality concepts, which shall be true and correct as of the Closing Date) and the Company has complied with all agreements and covenants contained in this Agreement and satisfied all conditions on its part to be performed or satisfied hereunder at or prior to the Closing Date, (iv) subsequent to the date of the most recent financial statements included or incorporated by reference in the Prospectuses, there has been no change in the financial position or results of operation of the Company and its Subsidiaries that would have a Material Adverse Effect, or any change, or any development including a prospective change, in or affecting the condition (financial or otherwise), results of operations, business or prospects of the Company and its Subsidiaries taken as a whole, except as set forth in the Prospectuses, and (v) the Registration Statement was effective to their knowledge, as of the Closing Date and to their knowledge, (I) no stop order suspending the effectiveness of the Registration Statement has been issued and no proceedings for that purpose have been commenced or are pending before or are contemplated by the Commission and (II) no action has been taken by any governmental agency, body or official, and no injunction, restraining order or order of any nature by any federal or state court has been issued, which would prevent the issuance of the Shares.

          (k)   At the Execution Time, the Representative shall have received from KPMG LLP a letter, addressed to the Placement Agents and dated such date, in form and substance satisfactory to the Representative (i) confirming that they are independent certified public accountants with respect to the Company within the meaning of the Securities Act and the Rules and Regulations and are independent within the meaning of the CBCA and the Canadian Securities Laws and (ii) stating the conclusions and findings of such firm with respect to the financial statements and certain financial information contained or incorporated by reference in the Prospectuses.

          (l)    On the Closing Date, the Representative shall have received a letter (the "bring-down letter") from KPMG LLP addressed to the Placement Agents, and dated the Closing Date confirming, as of the date of the bring-down letter (or, with respect to matters involving changes or developments since the respective dates as of which specified financial information is given in the Prospectuses as of a date not more than three Business Days prior to the date of the bring-down letter), the conclusions and findings of such firm with respect to the financial information and other matters covered by its letter delivered to the Representative concurrently with the execution of this Agreement pursuant to Section 6(k).

          (m)  (i) Neither the Company nor any of its Subsidiaries shall have sustained since the date of the latest audited financial statements included or incorporated by reference in the Prospectuses any loss or interference with its business from fire, explosion, flood, terrorist act or other calamity, whether or not covered by insurance, or from any labor dispute or court or governmental action, order or decree, otherwise than as set forth in or contemplated by the Prospectuses, and (ii) since such date there shall not have been any change in the capital stock or long-term debt of the Company or any of its Subsidiaries or any change, or any development involving a prospective change, in or affecting the business, general affairs, management, financial position, stockholders' equity, results of operations or prospects of the Company and its Subsidiaries, otherwise than as set forth in or contemplated by the Prospectuses, the effect of which, in any such case described in clause (i) or (ii), is, in the sole judgment of the Representative, so material and adverse as to make it impracticable or inadvisable to proceed with the sale or delivery of the Shares on the terms and in the manner contemplated by the Prospectuses.

          (n)   The Shares have been approved for listing on the TSX and for quotation on Nasdaq. The Company shall have taken no action designed to, or likely to have the effect of delisting or suspending from trading the Shares from TSX or Nasdaq, nor shall the Company have received any information suggesting that TSX or Nasdaq is contemplating terminating such listing.

          (o)   At the Execution Time, the Company shall have furnished to the Representative a letter substantially in the form of Exhibit C hereto from each executive officer and director of the Company and each of the securityholders of the Company listed on Exhibit B attached hereto.

          (p)   Subsequent to the execution and delivery of this Agreement, there shall not have occurred any of the following: (i) trading in securities generally on the New York Stock Exchange, the Nasdaq National Market, the American Stock Exchange, the TSX or in the over-the-counter market, or trading in any securities of the Company on any exchange or in the over-the-counter market, shall have been suspended or minimum or maximum prices or maximum ranges for prices shall have been established on any such exchange or such market by the Commission, by such exchange or by any other regulatory body or governmental authority having jurisdiction, (ii) a banking moratorium shall have been declared either by the United States, New York State, Canadian or Ontario authorities or a material disruption has occurred in commercial banking or securities settlement or clearance services in the United States or Canada, (iii) the United States or Canada shall have become engaged in hostilities, or the subject of an act of terrorism, there shall have been an escalation in hostilities involving the United States or Canada or there shall have been a declaration of a national emergency or war by the United States or Canada or (iv) there shall have occurred any other calamity or crisis or any change in general economic, political or financial conditions in the United States or Canada or elsewhere, if the effect of any such event in clause (iii) or (iv) makes it, in the sole judgment of the Representative, impracticable or inadvisable to proceed with the sale or delivery of the Shares on the terms and in the manner contemplated by the Prospectuses.

          (q)   No action shall have been taken and no statute, rule, regulation or order shall have been enacted, adopted or issued by any governmental agency or body which would, as of the Closing Date, prevent the issuance or sale of the Shares or materially and adversely affect the business or operations of the Company; and no injunction, restraining order or order of any other nature by any federal or state court of competent jurisdiction shall have been issued as of the Closing Date which would prevent the issuance or sale of the Shares or materially and adversely affect or potentially and adversely affect the business or operations of the Company.

          (r)   The Company shall have prepared and filed with the Commission a Current Report on Form 6-K with respect to the Offering, including as an exhibit thereto this Agreement.

          (s)   The Company shall have entered into Subscription Agreements with each of the Purchasers and such agreements shall be in full force and effect.

          (t)    Prior to the Closing Date, the Company shall have furnished to the Placement Agents such further information, certificates and documents as the Representative may reasonably request.

        All opinions, letters, evidence and certificates mentioned above or elsewhere in this Agreement shall be deemed to be in compliance with the provisions hereof only if they are in form and substance reasonably satisfactory to counsel for the Placement Agents.

        7.     INDEMNIFICATION AND CONTRIBUTION.

          (a)   The Company shall indemnify and hold harmless each Placement Agent, its officers, employees, representatives and agents and each person, if any, who controls any Placement Agent within the meaning of the Securities Act (collectively the "Placement Agent Indemnified Parties" and each a "Placement Agent Indemnified Party") against any loss, claim, damage or liability, joint or several, or any action in respect thereof, to which that Placement Agent Indemnified Party may become subject, under the Securities Act, the Canadian Securities Laws or otherwise, insofar as such loss, claim, damage, liability or action arises out of or is based upon (i) any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement or the Prospectuses or in any amendment or supplement thereto, (ii) the omission or alleged omission to state in the Registration Statement or the Prospectuses or in any amendment or supplement thereto a material fact required to be stated therein or necessary to make the statements therein not misleading, (iii) any breach of the representations and warranties of the Company contained herein or (iv) any act or failure to act, or any alleged act or failure to act, by a Placement Agent in connection with, or relating in any manner to, the Shares or the Offering contemplated hereby, and which is included as part of or referred to in any loss, claim, damage, liability or action arising out of or based upon matters covered by clause (i), (ii) or (iii) above; (provided that the Company shall not be liable in the case of any matter covered by this clause (iv) to the extent that it is determined in a final judgment by a court of competent jurisdiction that such loss, claim, damage, liability or action resulted directly through the gross negligence or willful misconduct of such Placement Agent) and shall reimburse each Placement Agent Indemnified Party promptly upon demand for any legal or other expenses reasonably incurred by that Placement Agent Indemnified Party in connection with investigating or preparing to defend or defending against or appearing as a third party witness in connection with any such loss, claim, damage, liability or action as such expenses are incurred; provided, however, that the Company shall not be liable in any such case to the extent that any such loss, claim, damage, liability or action arises out of or is based upon an untrue statement or alleged untrue statement in or omission or alleged omission from the Registration Statement or the Prospectuses or any such amendment or supplement in reliance upon and in conformity with written information furnished to the Company by or on behalf of any Placement Agent specifically for use therein, which information the parties hereto agree is limited to the Placement Agents' Information (as defined in Section 15). This indemnity agreement is not exclusive and will be in addition to any liability, which the Company might otherwise have and shall not limit any rights or remedies which may otherwise be available at law or in equity to each Placement Agent Indemnified Party.

          (b)   Each Placement Agent, severally and not jointly, shall indemnify and hold harmless the Company its officers, employees, representatives and agents, each of its directors and each person, if any, who controls the Company within the meaning of the Securities Act (collectively the "Company Indemnified Parties" and each a "Company Indemnified Party") against any loss, claim, damage or liability, joint or several, or any action in respect thereof, to which the Company Indemnified Parties may become subject, under the Securities Act, the Canadian Securities Laws or otherwise, insofar as such loss, claim, damage, liability or action arises out of or is based upon (i) any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement or the Prospectuses or in any amendment or supplement thereto or (ii) the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, but in each case only to the extent that the untrue statement or alleged untrue statement or omission or alleged omission was made in reliance upon and in conformity with written information furnished to the Company by or on behalf of that Placement Agent specifically for use therein, and shall reimburse the Company Indemnified Parties for any legal or other expenses reasonably incurred by such parties in connection with investigating or preparing to defend or defending against or appearing as third party witness in connection with any such loss, claim, damage, liability or action as such expenses are incurred; provided that the parties hereto hereby agree that such written information provided by the Placement Agents consists solely of the Placement Agents' Information. This indemnity agreement is not exclusive and will be in addition to any liability, which the Placement Agents and the Purchasers might otherwise have and shall not limit any rights or remedies which may otherwise be available at law or in equity to the Company Indemnified Parties. Notwithstanding the provisions of this Section 7(b), in no event shall any indemnity by any Placement Agent under this Section 7(b) exceed the total compensation received by such Placement Agent in accordance with Section 1(e).

          (c)   Promptly after receipt by an indemnified party under this Section 7 of notice of any claim or the commencement of any action, the indemnified party shall, if a claim in respect thereof is to be made against the indemnifying party under this Section 7, notify the indemnifying party in writing of the claim or the commencement of that action; provided, however, that the failure to notify the indemnifying party shall not relieve it from any liability which it may have under this Section 7 except to the extent it has been materially prejudiced by such failure; and, provided, further, that the failure to notify the indemnifying party shall not relieve it from any liability which it may have to an indemnified party otherwise than under this Section 7. If any such claim or action shall be brought against an indemnified party, and it shall notify the indemnifying party thereof, the indemnifying party shall be entitled to participate therein and, to the extent that it wishes, jointly with any other similarly notified indemnifying party, to assume the defense thereof with counsel reasonably satisfactory to the indemnified party. After notice from the indemnifying party to the indemnified party of its election to assume the defense of such claim or action, the indemnifying party shall not be liable to the indemnified party under this Section 7 for any legal or other expenses subsequently incurred by the indemnified party in connection with the defense thereof other than reasonable costs of investigation; provided, however, that any indemnified party shall have the right to employ separate counsel in any such action and to participate in the defense thereof but the fees and expenses of such counsel shall be at the expense of such indemnified party unless (i) the employment thereof has been specifically authorized by the indemnifying party in writing, (ii) such indemnified party shall have been advised by such counsel that there may be one or more legal defenses available to it which are different from or additional to those available to the indemnifying party and in the reasonable judgment of such counsel it is advisable for such indemnified party to employ separate counsel or (iii) the indemnifying party has failed to assume the defense of such action in accordance with the terms hereof and employ counsel reasonably satisfactory to the indemnified party, in which case, if such indemnified party notifies the indemnifying party in writing that it elects to employ separate counsel at the expense of the indemnifying party, the indemnifying party shall not have the right to assume the defense of such action on behalf of such indemnified party, it being understood, however, that the indemnifying party shall not, in connection with any one such action or separate but substantially similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the reasonable fees and expenses of more than one separate firm of attorneys at any time for all such indemnified parties, which firm shall be designated in writing by the Representative, if the indemnified parties under this Section 7 consist of any Placement Agent Indemnified Party, or by the Company if the indemnified parties under this Section 7 consist of any Company Indemnified Parties. Each indemnified party, as a condition of the indemnity agreements contained in Sections 7(a) and 7(b) shall use all reasonable efforts to cooperate with the indemnifying party in the defense of any such action or claim. Subject to the provisions of Section 7(d) below, no indemnifying party shall be liable for any settlement, compromise or consent to the entry of judgment in connection with any such action effected without its written consent (which consent shall not be unreasonably withheld), but if settled with its written consent or if there be a final judgment for the plaintiff in any such action (other than a judgment entered with the consent of such indemnified party), the indemnifying party agrees to indemnify and hold harmless any indemnified party from and against any loss or liability by reason of such settlement or judgment.

          (d)   If at any time an indemnified party shall have requested that an indemnifying party reimburse the indemnified party for fees and expenses of counsel, such indemnifying party agrees that it shall be liable for any settlement of the nature contemplated by this Section 7 effected without its written consent if (i) such settlement is entered into more than 45 days after receipt by such indemnifying party of the request for reimbursement, (ii) such indemnifying party shall have received notice of the terms of such settlement at least 30 days prior to such settlement being entered into and (iii) such indemnifying party shall not have reimbursed such indemnified party in accordance with such request prior to the date of such settlement.

          (e)   If the indemnification provided for in this Section 7 is unavailable or insufficient to hold harmless an indemnified party under Section 7(a) or 7(b), then each indemnifying party shall, in lieu of indemnifying such indemnified party, contribute to the amount paid or payable by such indemnified party as a result of such loss, claim, damage or liability, or action in respect thereof, (i) in such proportion as shall be appropriate to reflect the relative benefits received by the Company on the one hand and the Placement Agents on the other from the offering of the Shares or (ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Company on the one hand and the Placement Agents on the other with respect to the statements or omissions which resulted in such loss, claim, damage or liability, or action in respect thereof, as well as any other relevant equitable considerations. The relative benefits received by the Company on the one hand and the Placement Agents on the other with respect to such offering shall be deemed to be in the same proportion as the total net proceeds from the offering of the Shares purchased under this Agreement (before deducting expenses) received by the Company bears to the total compensation received by the Placement Agents with respect to the Shares purchased under this Agreement. The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company on the one hand or the Placement Agents on the other, the intent of the parties and their relative knowledge, access to information and opportunity to correct or prevent such untrue statement or omission; provided that the parties hereto agree that the written information furnished to the Company by the Representative for use in the Canadian Prospectus Supplement and the U.S. Prospectus Supplement consists solely of the Placement Agents' Information. The Company and the Placement Agents agree that it would not be just and equitable if contributions pursuant to this Section 7(e) were to be determined by pro rata allocation or by any other method of allocation which does not take into account the equitable considerations referred to herein. The amount paid or payable by an indemnified party as a result of the loss, claim, damage or liability, or action in respect thereof, referred to above in this Section 7(e) shall be deemed to include, for purposes of this Section 7(e), any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Section 7(e), the Placement Agents shall not be required to contribute any amount in excess of the total compensation received by such Placement Agents in accordance with Section 1(e) less the amount of any damages which such Placement Agents have otherwise paid or become liable to pay by reason of any untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The obligations of the Placement Agents to contribute are several in proportion to their respective obligations and not joint.

        8.     TERMINATION.    The obligations of the Placement Agents and the Purchasers hereunder and under the Subscription Agreements may be terminated by the Representative, in its absolute discretion by notice given to the Company prior to delivery (including electronic delivery) of and payment for the Shares if, prior to that time, any of the events described in Sections 6(m) or 6(p) have occurred or if the Purchasers shall decline to purchase the Shares for any reason permitted under this Agreement or the Subscription Agreements.

        9.     REIMBURSEMENT OF PLACEMENT AGENTS' EXPENSES.    If the sale of the Shares provided for herein is not consummated because any condition to the obligations of the Placement Agents and the Purchasers set forth in Section 6 hereof is not satisfied, because of any termination pursuant to Section 8 hereof or because of any refusal, inability or failure on the part of the Company to perform any agreement herein or comply with any provision hereof other than by reason of a default by the Placement Agents, the Company will reimburse the Placement Agents upon demand for all reasonable out-of-pocket expenses (including fees and disbursements of counsel and any expenses advanced by the Placement Agents on the Company's behalf) that shall have been incurred by the Placement Agents in connection with this Agreement and the proposed purchase and sale of the Shares and, upon demand, the Company shall pay the full amount thereof to the Placement Agents.

        10.   SUCCESSORS; PERSONS ENTITLED TO BENEFIT OF AGREEMENT.    This Agreement shall inure to the benefit of and be binding upon the Placement Agents, the Purchasers, the Company, and their respective successors. Nothing expressed or mentioned in this Agreement is intended or shall be construed to give any person other than the persons mentioned in the preceding sentence any legal or equitable right, remedy or claim under or in respect of this Agreement, or any provisions herein contained, this Agreement and all conditions and provisions hereof being intended to be and being for the sole and exclusive benefit of such persons and for the benefit of no other person; except that the representations, warranties, covenants, agreements and indemnities of the Company contained in this Agreement shall also be for the benefit of the Placement Agent Indemnified Parties, and the indemnities of the Placement Agents shall also be for the benefit of the Company Indemnified Parties. It is understood that the Placement Agents' responsibilities to the Company are solely contractual in nature and the Placement Agents do not owe the Company, or any other party, any fiduciary duty as a result of this Agreement.

        11.   SURVIVAL OF INDEMNITIES, REPRESENTATIONS, WARRANTIES, ETC.    The respective indemnities, covenants, agreements, representations, warranties and other statements of the Company and the Placement Agents, as set forth in this Agreement or made by them respectively, pursuant to this Agreement, shall remain in full force and effect, regardless of any investigation made by or on behalf of the Placement Agents, the Company, the Purchasers or any person controlling any of them and shall survive delivery of and payment for the Shares.

        12.   NOTICES.    All statements, requests, notices and agreements hereunder shall be in writing, and:

          (a)   if to the Placement Agents, shall be delivered or sent by mail, telex or facsimile transmission to SG Cowen & Co., LLC, 1221 Avenue of the Americas, New York, New York 10020, Attention: Michelle Bowe (Fax: 212-278-7995), with a copy to: Brown Raysman Millstein Felder & Steiner LLP, 900 Third Avenue, New York, New York 10022, Attention: Stuart Bressman, Esq. (Fax: 212-895-2900).

          (b)   if to the Company shall be delivered or sent by mail, telex or facsimile transmission to Vasogen Inc., 2505 Meadowvale Boulevard, Mississauga, Ontario, Canada L5N 5S2, Attention: General Counsel (Fax: 905-607-6147), with copies to: Lang Michener LLP, BCE Place, P.O. Box 747, Suite 2500, 181 Bay Street, Toronto, Ontario, Canada M5J 2T7, Attention: Geofrey Myers (Fax: 416-365-1719) and Paul, Weiss, Rifkind, Wharton & Garrison LLP, 1285 Avenue of the Americas, New York, NY 10019, Attention: Edwin S. Maynard, Esq. (Fax: 212-757-3990).

        13.   DEFINITIONS OF CERTAIN TERMS.    The terms which follow, when used in this Agreement, shall have the meanings indicated.

           "Business Day" shall mean a day on which each of Nasdaq and the TSX is open for trading.

           "Execution Time" shall mean the date and time that this Agreement is executed and delivered by the parties hereto.

           "Interference Proceeding" shall have the meaning set forth in 35 U.S.C. § 135.

           "Subsidiaries" shall mean the subsidiaries set forth on Schedule 2(d) attached hereto.

           "To the Company's knowledge" and words of similar import shall mean that which the officers and directors of the Company know following the exercise of reasonable due diligence.

        14.   GOVERNING LAW; SUBMISSION TO JURISDICTION.

          (a)   Governing Law.    This Agreement shall be governed by and construed in accordance with the laws of the State of New York.

          (b)   Submission to Jurisdiction.    Except as set forth below, no claim may be commenced, prosecuted or continued in any court other than the courts of the State of New York located in the City and County of New York or in the United States District Court for the Southern District of New York, which courts shall have jurisdiction over the adjudication of such matters, and the Company consents to the jurisdiction of such courts and personal service with respect thereto. The Company hereby consents to personal jurisdiction, service and venue in any court in which any claim arising out of or in any way relating to this Agreement is brought by any third party against any of the Placement Agents or any indemnified party. Each of the Placement Agents and the Company (on its behalf and, to the extent permitted by applicable law, on behalf of its shareholders and affiliates) waives all right to trial by jury in any action, proceeding or counterclaim (whether based upon contract, tort or otherwise) in any way arising out of or relating to this Agreement. The Company agrees that a final judgment in any such action, proceeding or counterclaim brought in any such court shall be conclusive and binding upon the Company and may be enforced in any other courts to the jurisdiction of which the Company is or may be subject, by suit upon such judgment. The Company has filed with the Commission the Form F-X appointing CT Corporation System, 111 Eighth Avenue, New York, NY 10011 (212) 894-8400 as its agent to accept and acknowledge on its behalf service of any and all process which may be served in any action, proceeding or counterclaim in any way relating to or arising out of this Agreement.

        15.   PLACEMENT AGENTS' INFORMATION.    The parties hereto acknowledge and agree that, for all purposes of this Agreement, the Placement Agents' Information consists solely of the statements concerning the Placement Agents contained in the third paragraph under the heading "Plan of Distribution" in the Canadian Prospectus Supplement and the U.S. Prospectus Supplement.

        16.   PARTIAL UNENFORCEABILITY.    The invalidity or unenforceability of any Section, paragraph or provision of this Agreement shall not affect the validity or enforceability of any other Section, paragraph or provision hereof. If any Section, paragraph or provision of this Agreement is for any reason determined to be invalid or unenforceable, there shall be deemed to be made such minor changes (and only such minor changes) as are necessary to make it valid and enforceable.

        17.   GENERAL.    This Agreement and the agreements contemplated herein constitute the entire agreement of the parties to this Agreement and supersede all prior written or oral and all contemporaneous oral agreements, understandings and negotiations with respect to the subject matter hereof. In this Agreement, the masculine, feminine and neuter genders and the singular and the plural include one another. The section headings in this Agreement are for the convenience of the parties only and will not affect the construction or interpretation of this Agreement. This Agreement may be amended or modified, and the observance of any term of this Agreement may be waived, only by a writing signed by the Company and the Representative.

        18.   COUNTERPARTS.    This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

        19.   CONSENT TO ACT AS REPRESENTATIVE.    Needham & Company, Inc. ("Needham") and A.G. Edwards & Sons, Inc. ("A.G. Edwards") consent and agree that SG Cowen & Co., LLC ("SG Cowen") will act as Representative of the Placement Agents under this Agreement and with respect to the sale of the Shares. Accordingly, Needham and A.G. Edwards authorize SG Cowen to manage the Offering and sale of the Shares and to take such action in connection therewith as SG Cowen in its sole discretion deems appropriate or desirable, consistent with the provisions of the Agreement Among Underwriters previously entered into between SG Cowen, Needham and A.G. Edwards, taking into account that the Offering of the Shares will be in the form of a best efforts placement and not a firm commitment underwriting.

        If the foregoing is in accordance with your understanding of the agreement between the Company and the Placement Agents, kindly indicate your acceptance in the space provided for that purpose below.

Very truly yours,
VASOGEN INC.
By:	/s/ CHRISTOPHER J. WADDICK Name: Christopher J. Waddick Title: Executive Vice President and Chief Financial Officer

Accepted as of
the date first above written:

SG COWEN & CO., LLC

By:	/s/ RICHARD E. GORMLEY Name: Richard E. Gormley Title: Managing Director

NEEDHAM & COMPANY, INC.

By:	/s/ BERNARD LIROLA Name: Bernard Lirola Title: Managing Director

A.G. EDWARDS & SONS, INC.

By:	/s/ FREDERICK D. JOHNSON Name: Frederick D. Johnson Title: Director – Investment Banking

SCHEDULE I

Placement Agents

SG COWEN & CO., LLC

NEEDHAM & COMPANY, INC.

A.G. EDWARDS & SONS, INC.

Schedule 2(d)

Subsidiaries

Vasogen Ireland Limited, a corporation incorporated under the laws of Ireland

Vasogen, Corp., a Delaware corporation

Schedule 6(g)(i)

Form of Opinion of Foley & Lardner LLP

        1.     To our knowledge, the Disclosure Information relevant to the Work is an accurate and complete statement or summary of the matters therein set forth. The statements in the Disclosure Information, to the extent that they constitute matters of law or legal conclusions regarding patent matters relating to the Work, are accurate and fairly present, in all material respects, information called for with respect to such matters. Further, to our knowledge, these sections (i) do not contain any inaccurate or misleading statements regarding the Company's patents and patent applications relating to the Work, (ii) fairly summarize the legal matters and proceedings related thereto, and (iii) insofar as such statements purport to describe provisions of laws and documents referred to therein, accurately and fairly describe such provisions in all material respects.

        2.     To our knowledge, except as disclosed in the Disclosure Information, (a) there are no legal or governmental proceedings pending relating to the Work other than PTO review of pending applications for patents and (b) no such proceedings relating to the Work are threatened or contemplated by governmental authorities or others.

        3.     To our knowledge there are no contracts or other documents relating to the Company's patents listed in the Work of a character required to be disclosed in the Disclosure Information or to be filed as an exhibit to the documents specified in clauses a) through b) above which have not been so disclosed or filed.

        4.     To our knowledge, except as disclosed in the Disclosure Information, (a) the Company is not presently infringing or otherwise violating any patents of others, (b) the Company would not infringe or otherwise violate any patents by commercializing its Celacade or VP025 technology as described in the Disclosure Information in its current configurations and (c) there are no infringements by others of any of the Company's patents contained within the Work.

        5.     To our knowledge, there are no facts which would preclude the Company from having valid license rights or clear title (either by way of sole or joint ownership) to the patents listed in the Work. We have no knowledge that the Company lacks or will be unable to obtain any rights or licenses to use all patents necessary to conduct the business now conducted or proposed to be conducted by the Company based on the time frame provided to us by the Company, including commercialization of its product candidates as described in the Disclosure Information, except as disclosed in the Disclosure Information. We are not aware of any finding of unenforceability or invalidity of any of the Company's patents within the Work, and we are not aware of any facts or circumstances which would cause us to conclude that any of the Company's patents within the Work are likely to be unenforceable or invalid, except, in each case as disclosed in the Disclosure Information.

        6.     Other than as described above in Paragraph 2 in connection with the PTO's review of pending applications for patents, to our knowledge there are no material facts with respect to the applications for patents of the Company presently on file and listed in the Work that (a) would preclude the issuance of patents with respect to such applications, or (b) would lead us to conclude that such patents, when issued, would not be valid and enforceable in accordance with applicable regulations.

Schedule 6(g)(ii)

Form of Opinion of Burns Doane Swecker & Mathis LLP

        1.     To our knowledge, the Disclosure Information relevant to the BDSM Scheduled Patent Filings and the BDSM Scheduled Trademark Filings is accurate and complete statements or summaries of the matters therein set forth and handled by us as set forth in the BDSM Scheduled Patent Filings and the BDSM Scheduled Trademark Filings. Nothing has come to our attention that causes us to believe that the Disclosure Information, at the date of the Prospectuses and at the Closing Date, contained an untrue statement of material fact or omitted to state a material fact required to be stated therein or necessary to make the statement therein, in light of the circumstances under which they were made, not misleading.

        2.     To our knowledge, except as disclosed in the Disclosure Information, (a) there are no legal or governmental proceedings pending relating to patent rights, trade secrets, trademarks, service marks or other proprietary information or materials of the Company, other than PTO review of pending applications for patents and trademarks in the BDSM Scheduled Patent Filings and the BDSM Scheduled Trademark Filings, and (b) no such proceedings are threatened or contemplated by governmental authorities or others.

        3.     To our knowledge there are no contracts or other documents relating to the Company's patents (as listed in the BDSM Scheduled Patent Filings), trade secrets, trademarks and service marks (as listed in the BDSM Scheduled Trademark Filings) or other proprietary information or materials of a character required to be disclosed in the Disclosure Information or to be filed as an exhibit to the Disclosure Information specified in clauses a) through c) above which have not been so disclosed or filed.

        4.     Except as disclosed in the Disclosure Information, to our knowledge (a) the Company is not presently infringing or otherwise violating, any patents, trade secrets, trademarks, service marks or other proprietary information or materials of others, (b) the Company would not infringe or otherwise violate any patents, trade secrets, trademarks, service marks or other proprietary information or materials of others by commercializing its Celacade™ and VP025 products described in the Disclosure Information in their current configurations, and (c) there are no infringements by others of any of the Company' s patents, trade secrets, trademarks, service marks or other proprietary information or materials.

        5.     To our knowledge there are no facts which would preclude the Company from having valid license rights or clear title (by way of either sole ownership or joint ownership) to the patents referenced in the BDSM Scheduled Patent Filings and the trademarks referenced in the BDSM Scheduled Trademark Filings. We have no knowledge that the Company lacks or will be unable to obtain any rights or licenses to use all patents, trademarks and other material intangible property and assets necessary to conduct the business now conducted or proposed to be conducted by the Company, including commercialization of its Celacade™ and VP025 products as described in the Disclosure Information, except as described in the Disclosure Information. We are not aware of any finding of unenforceability or invalidity of any of the Company's patents (as listed in the BDSM Scheduled Patent Filings) and other material intellectual property and assets, and are not aware of any facts or circumstances which would cause us to conclude that any of the Company's patents (as listed in the BDSM Scheduled Patent Filings) or other material intellectual property and assets are likely to be unenforceable or invalid, except, in each case as disclosed in the Disclosure Information.

        6.     Other than as described above in Paragraph 2 in connection with the PTO's review of pending applications for patent and trademark matters, to our knowledge there are no material facts with respect to the patent and trademark applications referenced in the BDSM Scheduled Patent Filings and the BDSM Scheduled Trademark Filings that (a) would preclude the issuance of patents and registration of trademarks with respect to such applications, or (b) would lead them to conclude that such patents and trademarks, when issued, would not be valid and enforceable in accordance with applicable regulations.

Schedule 6(h)

Form of Opinion of Olsson, Frank and Weeda, P.C.

        1.     the statements in the Registration Statement and the Prospectuses regarding (a) healthcare regulatory matters and (b) the receipt by the Company (either directly or through its Subsidiaries) of governmental approvals or clearances and the applications for, or the submissions with the FDA regarding, such approvals or clearances, insofar as such statements constitute summaries of legal documents or legal proceedings or refer to statements of law and legal conclusions, as of the date of the Registration Statement and the Prospectuses and as of the Closing Date, are in all material respects accurate and complete statements or summaries of the matters therein set forth; and

        2.     nothing has come to such counsel's attention that causes them to believe that such above described portions of the Registration Statement, at the time such Registration Statement became effective, contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading, or that such above described portions of the Prospectuses, at the date of the Prospectuses and at all times leading up to and including the Closing Date, contained an untrue statement of material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

Exhibit A
Form of Subscription Agreement

Vasogen Inc.
2505 Meadowvale Boulevard
Mississauga, Ontario
Canada L5N 5S2

        The undersigned (the "Investor") hereby confirms its agreement with you as follows:

        1.     This Subscription Agreement (this "Agreement") is made as of the date set forth below between Vasogen Inc., a corporation continued under the Canada Business Corporations Act (the "Company"), and the Investor.

        2.     The Company has authorized the sale and issuance to certain investors of up to 9,005,000 Common Shares (the "Shares"), without nominal or par value (the "Common Shares"), subject to adjustment by the Company's Board of Directors, or a committee thereof, for a purchase price of $4.70 per share (the "Purchase Price").

        3.     The offering and sale of the Shares (the "Offering") are being made pursuant to the Company's final short form base shelf prospectus dated October 23, 2003 (the "Canadian Base Prospectus") filed with the securities regulatory authorities (the "Canadian Commissions") in each of the provinces and territories of Canada and the Company's registration statement including a base prospectus (the "U.S. Base Prospectus") on Form F-10 (Registration No. 333-109782) pursuant to the Canada/U.S. Multi-Jurisdictional Disclosure System adopted by the Canadian Commissions and the United States Securities and Exchange Commission (the "Commission") (which, together with all amendments or supplements thereto is referred to herein as the "Registration Statement") filed by the Company with the Commission and a Prospectus Supplement containing certain supplemental information regarding the Shares and terms of the Offering that will be filed with the Canadian Commissions and the Commission (the "Prospectus Supplement") and delivered to the Investor along with the Company's counterpart to this Agreement.

        4.     The Company and the Investor agree that the Investor will purchase from the Company and the Company will issue and sell to the Investor the Shares set forth below for the aggregate purchase price set forth below. The Shares shall be purchased pursuant to the Terms and Conditions for Purchase of Shares attached hereto as Annex I and incorporated herein by this reference as if fully set forth herein.

        5.     The manner of settlement of the Shares purchased by the Investor shall be determined by such Investor as follows (check one):

☐ A.	Delivery by electronic book-entry at The Depository Trust Company ("DTC"), registered in the Investor's name and address as set forth below, and released by Mellon Investor Services LLC, the Company's United States co-transfer agent (the "Transfer Agent"), to the Investor at the Closing. NO LATER THAN ONE (1) BUSINESS DAY AFTER THE EXECUTION OF THIS AGREEMENT BY THE INVESTOR AND THE COMPANY, THE INVESTOR SHALL:
    (I)
    DIRECT THE BROKER-DEALER AT WHICH THE ACCOUNT OR ACCOUNTS TO BE CREDITED WITH THE SHARES ARE MAINTAINED TO SET UP A DEPOSIT/WITHDRAWAL AT CUSTODIAN ("DWAC") INSTRUCTING THE TRANSFER AGENT TO CREDIT SUCH ACCOUNT OR ACCOUNTS WITH THE SHARES, AND

    (II)
    REMIT BY WIRE TRANSFER THE AMOUNT OF FUNDS EQUAL TO THE AGGREGATE PURCHASE PRICE FOR THE SHARES BEING PURCHASED BY THE INVESTOR TO THE FOLLOWING ACCOUNT:

      THE CITIBANK PRIVATE BANK
      153 East 53rd Street
      New York, NY 10043
      ABA # 021-000-089
      Account Name: Vasogen Inc.
      Account Number: 05431395

– OR –

☐ B.	Delivery versus payment ("DVP") through DTC (i.e., the Company shall deliver Shares registered in the Investor's name and address as set forth below and released by the Transfer Agent to the Investor at the Closing directly to the account(s) at SG Cowen & Co., LLC identified by the Investor through DTC and simultaneously therewith payment shall be made from such account(s) by SG Cowen & Co., LLC to the Company). NO LATER THAN ONE (1) BUSINESS DAY AFTER THE EXECUTION OF THIS AGREEMENT BY THE INVESTOR AND THE COMPANY, THE INVESTOR SHALL:
    (I)
    NOTIFY SG COWEN & CO., LLC OF THE ACCOUNT OR ACCOUNTS AT SG COWEN & CO., LLC TO BE CREDITED WITH THE SHARES BEING PURCHASED BY SUCH INVESTOR, AND

    (II)
    CONFIRM THAT THE ACCOUNT OR ACCOUNTS AT SG COWEN & CO., LLC TO BE CREDITED WITH THE SHARES BEING PURCHASED BY THE INVESTOR HAVE A MINIMUM BALANCE EQUAL TO THE AGGREGATE PURCHASE PRICE FOR THE SHARES BEING PURCHASED BY THE INVESTOR.

        IT IS THE INVESTOR'S RESPONSIBILITY TO (A) MAKE THE NECESSARY WIRE TRANSFER OR CONFIRM THE PROPER ACCOUNT BALANCE IN A TIMELY MANNER AND (B) ARRANGE FOR SETTLEMENT BY WAY OF DWAC OR DVP IN A TIMELY MANNER. IF THE INVESTOR DOES NOT DELIVER THE AGGREGATE PURCHASE PRICE FOR THE SHARES OR DOES NOT MAKE PROPER ARRANGEMENTS FOR SETTLEMENT IN A TIMELY MANNER, THE SHARES MAY NOT BE DELIVERED AT CLOSING TO THE INVESTOR OR THE INVESTOR MAY BE EXCLUDED FROM THE CLOSING ALTOGETHER.

        6.     The Investor represents that, except as set forth below, (a) it has had no position, office or other material relationship within the past three years with the Company or any of its affiliates and (b) it has no direct or indirect affiliation or association with any NASD member. Exceptions:

(If no exceptions, write "none." If left blank, response will be deemed to be "none.")

        7.     The Investor represents that it has received the final U.S. Base Prospectus, dated October 23, 2003, which is a part of the Company's Registration Statement, prior to or in connection with the receipt of this Agreement, and that the Investor understands that it will receive the Prospectus Supplement together with the Company's counterpart of this Agreement.

Numberof Shares:
Purchase Price Per Share:	$
Aggregate Purchase Price:	$

        Please confirm that the foregoing correctly sets forth the agreement between us by signing in the space provided below for that purpose.

Dated as of: January 27, 2005
INVESTOR
By:

Print Name:

Title:

Address:

Agreed and Accepted
this 27th day of January, 2005:

VASOGEN INC.

By:
Title:

ANNEX I
TERMS AND CONDITIONS FOR PURCHASE OF SHARES

        Authorization and Sale of the Shares.    Subject to the terms and conditions of this Agreement, the Company has authorized the sale of the Shares.

1.     Agreement to Sell and Purchase the Shares; Placement Agents.

        2.1    At the Closing (as defined in Section 3.1), the Company will sell to the Investor, and the Investor will purchase from the Company, upon the terms and conditions set forth herein, the number of Shares set forth on the last page of the Agreement to which these Terms and Conditions for Purchase of Shares are attached as Annex I (the "Signature Page") for the aggregate purchase price therefor set forth on the Signature Page.

        2.2    The Company proposes to enter into substantially this same form of Subscription Agreement with certain other investors (the "Other Investors") and expects to complete sales of Shares to them. The Investor and the Other Investors are hereinafter sometimes collectively referred to as the "Investors," and this Agreement and the Subscription Agreements executed by the Other Investors are hereinafter sometimes collectively referred to as the "Agreements."

        2.3    Investor acknowledges that the Company intends to pay SG Cowen & Co., LLC, Needham & Company, Inc. and A.G. Edwards & Sons, Inc. (together, the "Placement Agents") a fee (the "Placement Fee") in respect of the sale of Shares to the Investor.

        2.4    The Company has entered into a Placement Agent Agreement (the "Placement Agreement") with the Placement Agents that contains certain representations, warranties, covenants and agreements of the Company that may be relied upon by the Investor. A copy of the Placement Agreement is available upon request.

2.     Closings and Delivery of the Shares and Funds.

        3.1    Closing.    The completion of the purchase and sale of the Shares (the "Closing") will occur at a place and time (the "Closing Date") to be specified by the Company and the Placement Agents, and of which the Investors will be notified in advance by the Placement Agents. At the Closing, (a) the Company will cause the Transfer Agent to deliver to the Investor the number of Shares set forth on the Signature Page registered in the name of the Investor or, if so indicated on the Investor Questionnaire attached hereto as Exhibit A, in the name of a nominee designated by the Investor and (b) the aggregate purchase price for the Shares being purchased by the Investor will be delivered by or on behalf of the Investor to the Company.

        3.2    (a)    Conditions to the Company's Obligations.    The Company's obligation to issue the Shares to the Investor will be subject to the receipt by the Company of the purchase price for the Shares being purchased hereunder as set forth on the Signature Page and the accuracy of the representations and warranties made by the Investor and the fulfillment of those undertakings of the Investor to be fulfilled prior to the Closing Date.

          (b)   Conditions to the Investor's Obligations.    The Investor's obligation to purchase the Shares will be subject to the accuracy in all material respects on the Closing Date of the representations and warranties made by the Company and the fulfillment of those undertakings of the Company to be fulfilled prior to the Closing Date, including, without limitation, those contained in the Placement Agreement (collectively, the "Company Closing Conditions"). The Investor's obligations are expressly not conditioned on the purchase by any or all of the other Investors of the Shares that they have agreed to purchase from the Company.

  3.3    Delivery of Funds.

          (a)   Delivery by Electronic Book-Entry at The Depository Trust Company.    If the Investor elects to settle the Shares purchased by such Investor through delivery by electronic book-entry at DTC, no later than one (1) business day after the execution of this Agreement by the Investor and the Company, the Investor shall remit by wire transfer the amount of funds equal to the aggregate purchase price for the shares being purchased by the Investor to the following account designated by the Company and the Placement Agents pursuant to the terms of that certain Escrow Agreement (the "Escrow Agreement") dated as of January 27, 2005, by and among the Company, the Placement Agents and Brown Raysman Millstein Felder & Steiner LLP (the "Escrow Agent"):

      THE CITIBANK PRIVATE BANK
      153 East 53rd Street
      New York, NY 10043
      ABA # 021-000-089
      Account Name: Vasogen Inc.
      Account Number: 05431395

        Such funds shall be held in escrow until the Closing and delivered by the Escrow Agent on behalf of the Investors to the Company upon the satisfaction, in the sole judgment of the Placement Agents, of the Company Closing Conditions. The Placement Agents shall have no rights in or to any of the escrowed funds, unless the Placement Agents and the Escrow Agent are notified in writing by the Company in connection with the Closing that a portion of the escrowed funds shall be applied to the Placement Fee. The Company and the Investor agree to indemnify and hold the Escrow Agent harmless from and against any and all losses, costs, damages, expenses and claims (including, without limitation, court costs and reasonable attorneys fees) ("Losses") arising under this Section 3.3 or otherwise with respect to the funds held in escrow pursuant hereto or arising under the Escrow Agreement, unless it is finally determined that such Losses resulted directly from the willful misconduct or gross negligence of the Escrow Agent. Anything in this Agreement to the contrary notwithstanding, in no event shall the Escrow Agent be liable for any special, indirect or consequential loss or damage of any kind whatsoever (including but not limited to lost profits), even if the Escrow Agent has been advised of the likelihood of such loss or damage and regardless of the form of action.

        Investor shall also furnish to the Placement Agents a completed W-9 form (or, in the case of an Investor who is not a United States citizen or resident, a W-8 form).

        Investor acknowledges that the Escrow Agent acts as counsel to the Placement Agents, and shall have the right to continue to represent the Placement Agents, in any action, proceeding, claim, litigation, dispute, arbitration or negotiation in connection with the Offering, and Investor hereby consents thereto and waives any objection to the continued representation of the Placement Agents by the Escrow Agent in connection therewith based upon the services of the Escrow Agent under the Escrow Agreement, without waiving any duty or obligation the Escrow Agent may have to any other person.

          (b)   Delivery Versus Payment through The Depository Trust Company.    If the Investor elects to settle the Shares purchased by such Investor by delivery versus payment through DTC, no later than one (1) business day after the execution of this Agreement by the Investor and the Company, the Investor shall confirm that the account or accounts at SG Cowen & Co., LLC to be credited with the Shares being purchased by the Investor have a minimum balance equal to the aggregate purchase price for the Shares being purchased by the Investor.

  3.4    Delivery of Shares.

          (a)   Delivery by Electronic Book-Entry at The Depository Trust Company.    If the Investor elects to settle the Shares purchased by such Investor through delivery by electronic book-entry at DTC, no later than one (1) business day after the execution of this Agreement by the Investor and the Company, the Investor shall direct the broker-dealer at which the account or accounts to be credited with the Shares being purchased by such Investor are maintained, which broker/dealer shall be a DTC participant, to set up a Deposit/Withdrawal at Custodian ("DWAC") instructing Mellon Investor Services LLC, the Company's United States co-transfer agent, to credit such account or accounts with the Shares by means of an electronic book-entry delivery. Such DWAC shall indicate the settlement date for the deposit of the Shares, which date shall be provided to the Investor by the Placement Agents. Simultaneously with the delivery to the Company by the Escrow Agent of the funds held in escrow pursuant to Section 3.3 above, the Company shall direct its transfer agent to credit the Investor's account or accounts with the Shares pursuant to the information contained in the DWAC.

          (b)   Delivery Versus Payment through The Depository Trust Company.    If the Investor elects to settle the Shares purchased by such Investor by delivery versus payment through DTC, no later than one (1) business day after the execution of this Agreement by the Investor and the Company, the Investor shall notify SG Cowen & Co., LLC of the account or accounts at SG Cowen & Co., LLC to be credited with the Shares being purchased by such Investor. On the Closing Date, the Company shall deliver the Shares to the Investor directly to the account(s) at SG Cowen & Co., LLC identified by Investor through DTC and simultaneously therewith payment shall be made from such account(s) by SG Cowen & Co., LLC to the Company.

3.     Representations, Warranties and Covenants of the Investor.

          3.1   The Investor represents and warrants to, and covenants with, the Company that (a) the Investor is knowledgeable, sophisticated and experienced in making, and is qualified to make decisions with respect to, investments in shares presenting an investment decision like that involved in the purchase of the Shares, including investments in securities issued by the Company and investments in comparable companies, and has requested, received, reviewed and considered all information it deemed relevant in making an informed decision to purchase the Shares, (b) the Investor has answered all questions on the Signature Page for use in preparation of the Prospectus Supplement and the answers thereto are true and correct as of the date hereof and will be true and correct as of the Closing Date and (c) the Investor, in connection with its decision to purchase the number of Shares set forth on the Signature Page, is relying only upon the U.S. Base Prospectus, the Prospectus Supplement, the documents incorporated by reference therein, and the representations and warranties of the Company contained herein.

          3.2   The Investor acknowledges the Company's representation, and hereby agrees, that no action has been or will be taken in any jurisdiction outside the United States by the Company or any Placement Agent that would permit an offering of the Shares, or possession or distribution of offering materials in connection with the issue of the Shares in any jurisdiction outside the United States where action for that purpose is required. Each Investor outside the United States will comply with all applicable laws and regulations in each foreign jurisdiction in which it purchases, offers, sells or delivers Shares or has in its possession or distributes any offering material, in all cases at its own expense. The Placement Agents are not authorized to make and have not made any representation or use of any information in connection with the issue, placement, purchase and sale of the Shares, except as set forth or incorporated by reference in the U.S. Base Prospectus or the Prospectus Supplement.

          3.3   The Investor further represents and warrants to, and covenants with, the Company that (a) the Investor has full right, power, authority and capacity to enter into this Agreement and to consummate the transactions contemplated hereby and has taken all necessary action to authorize the execution, delivery and performance of this Agreement, and (b) this Agreement constitutes a valid and binding obligation of the Investor enforceable against the Investor in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' and contracting parties' rights generally and except as enforceability may be subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law) and except as the indemnification agreements of the Investors herein may be legally unenforceable.

          3.4   The Investor understands that nothing in this Agreement or any other materials presented to the Investor in connection with the purchase and sale of the Shares constitutes legal, tax or investment advice. The Investor has consulted such legal, tax and investment advisors as it, in its sole discretion, has deemed necessary or appropriate in connection with its purchase of Shares.

          3.5   The Investor represents, warrants and agrees that, since the earlier to occur of (i) the date on which any of the Placement Agents first contacted the Investor about the Offering and (ii) the date that is the tenth (10th) trading day prior to the date of this Agreement, it has not engaged in any short selling of the Company's securities, or established or increased any "put equivalent position" as defined in Rule 16(a)-1(h) under the Securities Exchange Act of 1934 with respect to the Company's securities.

        4.    Survival of Representations, Warranties and Agreements.    Notwithstanding any investigation made by any party to this Agreement or by the Placement Agents, all covenants, agreements, representations and warranties made by the Company and the Investor herein will survive the execution of this Agreement, the delivery to the Investor of the Shares being purchased and the payment therefor.

        5.    Notices.    All notices, requests, consents and other communications hereunder will be in writing, will be mailed (a) if within the domestic United States by first-class registered or certified airmail, or nationally recognized overnight express courier, postage prepaid, or by facsimile or (b) if delivered from outside the United States, by International Federal Express or facsimile, and will be deemed given (i) if delivered by first-class registered or certified mail domestic, three business days after so mailed, (ii) if delivered by nationally recognized overnight carrier, one business day after so mailed, (iii) if delivered by International Federal Express, two business days after so mailed, and (iv) if delivered by facsimile, upon electric confirmation of receipt and will be delivered and addressed as follows:

(a)	if to the Company, to:
Vasogen Inc. 2505 Meadowvale Boulevard Mississauga, Ontario Canada L5N 5S2 Attention: General Counsel Phone: (905) 817-2000 Telecopy: (905) 607-6147
with copies to:
Lang Michener LLP BCE Place, P.O. Box 747 Suite 2500, 181 Bay Street Toronto, Ontario Canada M5J 2T7 Attention: Geofrey Myers, Esq. Phone: (416) 307-4040 Telecopy: (416) 365-1719
and
Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019 Attention: Edwin S. Maynard, Esq. Phone: (212) 373-3024 Telecopy: (212) 757-3990
(b)	if to the Investor, at its address on the Signature Page hereto, or at such other address or addresses as may have been furnished to the Company in writing.

        6.    Changes.    This Agreement may not be modified or amended except pursuant to an instrument in writing signed by the Company and the Investor.

        7.    Headings.    The headings of the various sections of this Agreement have been inserted for convenience of reference only and will not be deemed to be part of this Agreement.

        8.    Severability.    In case any provision contained in this Agreement should be invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein will not in any way be affected or impaired thereby.

        9.    Governing Law.    This Agreement will be governed by, and construed in accordance with, the internal laws of the State of New York, without giving effect to the principles of conflicts of law that would require the application of the laws of any other jurisdiction.

        10.    Counterparts.    This Agreement may be executed in two or more counterparts, each of which will constitute an original, but all of which, when taken together, will constitute but one instrument, and will become effective when one or more counterparts have been signed by each party hereto and delivered to the other parties. The Company and the Investor acknowledge and agree that the Company shall deliver its counterpart to the Investor along with the Prospectus Supplement.

        11.    Confirmation of Sale.    The Investor acknowledges and agrees that such Investor's receipt of the Company's counterpart to this Agreement, together with the Prospectus Supplement, shall constitute written confirmation of the Company's sale of Shares to such Investor.

        12.    Termination.    In the event that the Placement Agreement is terminated by the Placement Agents pursuant to the terms thereof, this Agreement shall terminate without any further action on the part of the parties hereto.

Exhibit A
VASOGEN INC.

INVESTOR QUESTIONNAIRE

        Pursuant to Section 3 of Annex I to the Agreement, please provide us with the following information:

1.	The exact name that your Shares are to be registered in. You may use a nominee name if appropriate:
2.	The relationship between the Investor and the registered holder listed in response to item 1 above:
3.	The mailing address of the registered holder listed in response to item 1 above:
4.	The Social Security Number or Tax Identification Number of the registered holder listed in the response to item 1 above:
5.	Name of DTC Participant (broker-dealer at which the account or accounts to be credited with the Shares are maintained):
6.	DTC Participant Number:
7.	Name of Account at DTC Participant being credited with the Shares:
8.	Account Number at DTC Participant being credited with the Shares:

Exhibit B
Shareholders Subject to Lock-Up Agreements

        Quest Diagnostics

Exhibit C

Form of Lock-Up Agreement

January 20, 2005

SG COWEN & CO., LLC
NEEDHAM & COMPANY, INC.
A.G. EDWARDS & SONS, INC.
c/o SG Cowen & Co., LLC
1221 Avenue of the Americas
New York, New York 10020

  Re: Vasogen Inc.—Offering of Common Shares

Dear Sirs:

        In order to induce SG Cowen & Co., LLC ("SG Cowen"), Needham & Company, Inc. ("Needham") and A.G. Edwards & Sons, Inc. ("A.G. Edwards" and together with SG Cowen and Needham, the "Placement Agents") to enter in to a certain placement agent agreement with Vasogen Inc., a corporation continued under the Canada Business Corporations Act (the "Company"), with respect to the offering of the Company's common shares, without nominal or par value ("Common Shares"), the undersigned hereby agrees that, for a period of 90 days following the date of the prospectus supplement (the "Prospectus Supplement") filed by the Company with the Securities and Exchange Commission in connection with such offering, the undersigned will not, without the prior written consent of SG Cowen, directly or indirectly, (i) offer, sell, assign, transfer, pledge, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise dispose of, any Common Shares (including, without limitation, Common Shares which may be deemed to be beneficially owned by the undersigned in accordance with the rules and regulations promulgated under the Securities Act of 1933 (the "Securities Act") and the Securities Exchange Act of 1934, as the same may be amended or supplemented from time to time (such shares, the "Beneficially Owned Shares")) or securities convertible into or exercisable or exchangeable for Common Shares, provided that nothing herein shall prohibit the undersigned from exercising any options or warrants to purchase Common Shares held at any time during the 90 day lock-up period by the undersigned, (ii) enter into any swap, hedge or similar agreement or arrangement that transfers to another, in whole or in part, any of the economic risk of ownership of the Beneficially Owned Shares or securities convertible into or exercisable or exchangeable in Common Shares or (iii) engage in any short selling of the Common Shares. Notwithstanding the foregoing, nothing contained herein will be deemed to restrict or prohibit the transfer of Common Shares, Beneficially Owned Shares or securities convertible into or exercisable or exchangable for Common Shares (i) as a bona fide gift, provided the recipient thereof agrees in writing to be bound by the terms of this Agreement or (ii) as a disposition to any trust for the direct or indirect benefit of the undersigned and/or the immediate family of the undersigned, provided that such trust agrees in writing to be bound by the terms of this Agreement.

        If (i) the Company issues an earnings release or material news or a material event relating to the Company occurs during the last 16 days of the 90 day lock-up period, or (ii) prior to the expiration of the 90 day lock-up period, the Company announces that it will release earnings results during the 16-day period beginning on the last day of the 90 day lock-up period, the restrictions imposed by this Agreement shall continue to apply until the expiration of the 17-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

        Anything contained herein to the contrary notwithstanding, any person to whom Common Shares or Beneficially Owned Shares are transferred from the undersigned from and after the date hereof shall agree to be bound by the terms of this Agreement.

        In addition, the undersigned hereby confirms that the undersigned does not have the right to request or demand registration pursuant to the Securities Act of any Common Shares that are registered in the name of the undersigned or that are Beneficially Owned Shares. In order to enable the aforesaid covenants to be enforced, the undersigned hereby consents to the placing of legends and/or stop-transfer orders with the transfer agent of the Common Shares with respect to any Common Shares or Beneficially Owned Shares.

        The undersigned understands that the Company and the Placement Agents are relying upon this Agreement in proceeding towards consummation of the offering of Common Shares. The undersigned further understands that this Agreement is irrevocable and shall be binding upon the undersigned's heirs, legal representatives, successors and assigns.

[Signature Page Follows]

SIGNATURE BLOCK FOR A NATURAL PERSON

Name:
Please Print

Date:

SIGNATURE BLOCK FOR A CORPORATION, PARTNERSHIP, TRUST OR OTHER ENTITY

Name of corporation, partnership, trust or other entity, including type of entity and jurisdiction of organization:

Please Print

By:

Name:
Please Print
Title:
Please Print

Date:

[Signature Page to Lock-Up Agreement]

QuickLinks

EXHIBIT 99.2